COMMUNITY

TRICON RESIDENTIAL

MANAGEMENT'S DISCUSSION AND ANALYSIS

for the year ended December 31, 2022

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

Non-IFRS measures

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the consolidated financial statements and accompanying notes for the year ended December 31, 2022 (the "Consolidated Financial Statements") of Tricon Residential Inc. (“Tricon", "us", "we" or the “Company”), prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“the IASB”) and consistent with the Company's audited annual consolidated financial statements for the year ended December 31, 2021.

The Company has included herein certain non-IFRS financial measures and non-IFRS ratios, including, but not limited to: "proportionate" metrics, net operating income ("NOI"), NOI margin, proportionate same home NOI and NOI margin, funds from operations ("FFO"), core funds from operations ("Core FFO"), adjusted funds from operations ("AFFO"), Core FFO per share, AFFO per share, Core FFO payout ratio, AFFO payout ratio, as well as certain key indicators of the performance of our businesses which are supplementary financial measures. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance. We utilize these measures in managing our business, including performance measurement and capital allocation. In addition, certain of these measures are used in measuring compliance with our debt covenants. We believe that providing these performance measures on a supplemental basis is helpful to investors and shareholders in assessing the overall performance of the Company’s business. However, these measures are not recognized under and do not have any standardized meaning prescribed by IFRS as issued by the IASB, and are not necessarily comparable to similar measures presented by other publicly-traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. Because non-IFRS financial measures, non-IFRS ratios and supplementary financial measures do not have standardized meanings prescribed under IFRS, securities regulations require that such measures be clearly defined, identified, and reconciled to their nearest IFRS measure. The definition, calculation and reconciliation of the non-IFRS financial measures and the requisite disclosure for non-IFRS ratios used in this MD&A are provided in Section 4 and Appendix A, and the supplementary financial measures which are key performance indicators presented herein are discussed in detail in Section 6.

The non-IFRS financial measures, non-IFRS ratios and supplementary financial measures presented herein should not be construed as alternatives to net income (loss) or cash flow from the Company’s activities, determined in accordance with IFRS, as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities.

Forward-looking statements

Certain statements in this MD&A are considered “forward-looking information” as defined under applicable securities laws (“forward-looking statements”). This document should be read in conjunction with material contained in the Company’s current Consolidated Financial Statements along with the Company’s other publicly filed documents. Words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “aim”, “endeavor”, “project”, “continue”, "target" and similar expressions identify these forward-looking statements. Statements containing forward-looking information are not historical facts but instead reflect management’s expectations, intentions and beliefs concerning anticipated future events, results, circumstances, economic performance or expectations with respect to Tricon and its investments and are based on information currently available to management and on assumptions that management believes to be reasonable.

This MD&A includes forward-looking statements pertaining to: anticipated operational and financial performance; the Company’s strategic and operating plans and growth prospects; expected demographic and economic trends impacting the Company’s key markets; project plans, costs, timelines and sales/rental expectations; expected performance fees; future cash flows; transaction and development timelines; anticipated demand for residential real estate; the anticipated growth of the Company's rental businesses; the acquisition of build-to-rent projects; the Company’s key priorities over the next three years and the manner in which they might be achieved; expected future acquisitions, acquisition pace, rent growth, operating expenses, occupancy and turnover rates, and capital expenditure programs for single-family rental homes and multi-family rental apartments; rollout of operations programs and resident betterment programs; anticipated environmental, social and governance (“ESG”) initiatives;

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

debt financing and refinancing intentions; continuing increases in interest rates, inflation and economic uncertainty; and the ongoing impact and aftermath of the COVID-19 pandemic. The assumptions underlying these forward-looking statements and a list of factors that may cause actual business performance to differ from current projections are discussed in this MD&A and in the Company’s Annual Information Form dated February 28, 2023 (the “AIF”), which is available on SEDAR at www.sedar.com. The continuing impact and aftermath of COVID-19 on the operations, business and financial results of the Company may cause actual results to differ, possibly materially, from the results discussed in the forward-looking statements.

Forward-looking statements are necessarily based on estimates and assumptions that, while considered reasonable by management of the Company as of the date of this MD&A, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company’s estimates, beliefs and assumptions, which may prove to be incorrect, include the various assumptions set forth herein, including, but not limited to, the Company’s future growth potential; results of operations; future prospects and opportunities; demographic and industry trends; no change in legislative or regulatory matters; future levels of indebtedness and prevailing interest rates; the tax laws as currently in effect; the continuing availability of capital and suitable acquisition and investment opportunities; current economic conditions including property value appreciation and overall levels of inflation; and the anticipated impact and aftermath of COVID-19.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant unknown risks and uncertainties. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ, possibly materially, from the results discussed in the forward-looking statements, including, but not limited to, the Company’s ability to execute its growth strategies; the impact of changing conditions in the multi-family housing market; increasing competition in the single-family and multi-family housing market; the effect of fluctuations and cycles in the Canadian and U.S. real estate market; the marketability and value of the Company’s portfolio; the expected future value of the Company's portfolio; changes in the attitudes, financial condition and demand of the Company’s demographic market; rising interest rates and volatility in financial markets; the potential impact of reduced supply of labor and materials on expected costs and timelines; rates of inflation and overall economic uncertainty; developments and changes in applicable laws and regulations; and the impact of COVID-19 on the operations, business and financial results of the Company.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this MD&A. See the AIF and the continuous disclosure documents referenced in Section 7.7 for a more complete list of risks relating to an investment in the Company and an indication of the impact the materialization of such risks could have on the Company, and therefore cause actual results to deviate from the forward-looking statements.

Certain statements included in this MD&A may be considered a “financial outlook” for purposes of applicable securities laws, and as such, the financial outlook may not be appropriate for purposes other than this document. Although the forward-looking statements contained in this MD&A are based upon what management currently believes to be reasonable assumptions (including those noted above), there can be no assurance that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this document are expressly qualified in their entirety by this cautionary statement.

When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking statements in this MD&A are made as of the date of this document and the Company does not intend to, or assume any obligation to, update or revise these forward-looking statements or information to reflect new information, events, results or circumstances or otherwise after the date on which such statements are made to reflect the occurrence of unanticipated events, except as required by law, including securities laws.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

Market and industry data

This MD&A may include certain market and industry data and forecasts obtained from third-party sources, industry publications and publicly available information as well as industry data prepared by management on the basis of its knowledge of the industry in which the Company operates (including management’s estimates and assumptions relating to the industry based on that knowledge). Management’s knowledge of the North American residential real estate industry has been developed through its experience and participation in the industry. Management believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness of this data. Third-party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of included information. Although management believes it to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this MD&A, or analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying economic assumptions relied upon by such sources.

Other

Select photos in this document are presented for illustrative purposes only, may be artists' renditions, and may not be representative of all properties in the Company’s portfolio.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

1.    Introduction

This Management’s Discussion and Analysis (“MD&A”) is dated as of February 28, 2023, the date it was approved by the Board of Directors of Tricon Residential Inc. (“Tricon", “us", “we” or the “Company”), and reflects all material events up to that date. It should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2022 ("Consolidated Financial Statements"), which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). The audited annual consolidated financial statements are available on the Company's website at www.triconresidential.com, on the Canadian Securities Administrators’ website at www.sedar.com, and as part of the Company's annual report (Form 40-F) filed on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov. Additional information about the Company, including its Annual Information Form, is available on these websites.

The registered office of the Company is at 7 St. Thomas Street, Suite 801, Toronto, Ontario M5S 2B7. The Company’s common shares are traded under the symbol TCN on both the New York Stock Exchange (the "NYSE") and the Toronto Stock Exchange (the "TSX").

All dollar amounts in this MD&A are expressed in U.S. dollars unless otherwise indicated.

1.1    Vision and guiding principles

Tricon was founded in 1988 as a fund manager for private clients and institutional investors focused on for-sale residential real estate development. The pursuit of continuous improvement as well as a desire to diversify and facilitate succession planning drove the Company’s decision to become publicly traded in 2010. While the U.S. for-sale housing industry was decimated in the Great Recession of 2007-2009, Tricon's strong foundation and its leaders' resilience helped it endure the downturn and learn valuable lessons that informed the Company's decision to ultimately focus on rental housing.

In the decade that followed, Tricon embarked on a deliberate transformation away from for-sale housing, which is inherently cyclical, to become a rental housing company that addresses the needs of a new generation facing reduced home affordability and a desire for meaningful human connections, convenience and a sense of community. Today, Tricon provides high-quality, essential shelter to residents. Tricon's business is defensive by design, intended to outperform in good times and perform relatively well in more challenging times.

Tricon was among the first to enter into and institutionalize the U.S. single-family rental industry. Our success has been built on a culture of innovation and a willingness to adopt new technologies to drive efficiencies and improve our residents’ lives. We believe that our ability to bring together capital, ideas, people and technology under one roof is unique in real estate and allows us to improve the resident experience, safeguard our stakeholders’ investments, and drive superior returns.

Tricon strives to be North America’s pre-eminent single-family rental housing company serving the middle-market demographic by owning quality properties in attractive markets, focusing on operational excellence, and delivering an exceptional resident experience. Tricon is driven by its purpose statement - Imagine a world where housing unlocks life’s potential - and encourages its employees to conduct themselves every day according to the following guiding principles:

•Go above and beyond to enrich the lives of our residents

•Commit to and inspire excellence in everything we do

•Ask questions, embrace problems, thrive on the process of innovation

•Do what is right, not what is easy

•Elevate each other so together we leave an enduring legacy

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

Tricon’s guiding principles underpin our business strategy and culture of taking care of our employees first, who in turn are empowered and inspired to provide residents with superior service and to positively impact local communities. When our residents are satisfied, they rent with us longer, treat our properties as their own, and are likely to refer friends and family to become new customers. We have realized that the best way to drive returns for our shareholders and private investors is to ensure our team and residents are fulfilled. This is why Our People and Our Residents are also two of our key ESG priorities (see Section 1.3).

1.2    Business and growth strategy

Tricon is an owner and operator of a growing portfolio of approximately 36,000 single-family rental homes located primarily in the U.S. Sun Belt. The Company also invests in adjacent residential businesses which include multi-family rental properties and residential development assets. Since the Company's initial public offering in 2010, Tricon has evolved from an asset manager focused on investing in "for-sale" housing development to a growth-oriented rental housing company with a comprehensive technology-enabled operating platform. As at December 31, 2022, about 97% of the Company’s real estate assets are stabilized single-family rental homes and the remaining 3% are invested in adjacent residential businesses.

ADJACENT RESIDENTIAL BUSINESSES
3%
$10.8 BILLION
SINGLE-FAMILY RENTAL
97%

(Based on the fair value of single-family homes, equity-accounted investments in multi-family rental properties and Canadian residential developments, Canadian development properties (net of debt) and investments in U.S. residential developments.)

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

Tricon’s differentiated strategy

Tricon's U.S. single-family rental strategy targets the "middle-market" resident demographic which consists of over seven million U.S. renter households (source: U.S. Census Bureau). The Company defines the middle-market cohort as those households earning between $75,000 and $125,000 per year and with monthly rental payments of $1,400 to $2,300. These rent levels typically represent approximately 20-25% of household income, which provides each household with meaningful cushion to continue paying rent in times of economic hardship. Conversely, Tricon has the flexibility to increase rents and defray higher operating costs in a stronger economic environment without significantly impacting its residents’ financial well-being. Focusing on qualified middle-market families who are likely to be long-term residents is expected to result in lower turnover rates, thereby reducing turn costs and providing stable cash flows for the Company. Tricon offers its residents economic mobility and the convenience of renting a high-quality, renovated home without costly overhead expenses such as maintenance and property taxes, and with a focus on superior customer service.

In addition to targeting the middle-market demographic, Tricon is focused on the U.S. Sun Belt, which is home to approximately 40% of all U.S. households and is expected to experience population growth in excess of 10% in most markets from 2020 to 2030 (source: The Cooper Center at the University of Virginia, 2018). The U.S. Sun Belt has experienced significant population and job growth over time, driven by a friendly business environment, lower tax rates, enhanced affordability and a warm climate. The Company expects that the de-urbanization and de-densification trends that were accelerated by the COVID-19 pandemic will continue to support these demographic shifts toward our core markets. Furthermore, the Company believes that work-from-home trends and in-migration to the Sun Belt states will likely continue as employers continue to permit more flexible work arrangements and employees gravitate towards more affordable housing markets.

NV
6%
CA
9%
AZ
13%
TX
12%
IN
3%
TN
1%
NC
10%
SC
3%
GA
24%
FL
19%
Projected 2020-2030 population growth*
<10%
10% to 20%
Tricon NOI Concentration**

*Source: The Cooper Center at the University of Virginia

**NOI concentration based on same home single-family rental NOI as of Q4 2022

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

TRICON
RESIDENTIAL
SUPERIOR GROWTH PROFILE
Focus on disciplined, long-term growth within a vast market opportunity for single-family rental
DIFFERENTIATED STRATEGIC PARTNERSHIP MODEL
Experience in raising private capital to accelerate growth, improve operating efficiency, and take development off balance sheet
TECH-ENABLED OPERATING PLATFORM
Enhanced resident experience and excellent operating metrics achieved through a centralized, technology-enabled platform and innovative approach to rental housing

I. Superior growth profile

There is a significant runway for growth in the single-family rental industry as only ~3% of the 16 million rental homes in the United States are institutionally owned (source: Green Street U.S. Single-Family Rental Outlook, January 2022). We believe we are particularly well positioned to take advantage of this opportunity as one of the leading owners and operators in the industry, with one of the largest portfolios of single-family rental homes in the U.S. Sun Belt.

Tricon is focused on disciplined, long-term growth of its single-family rental home portfolio and has a sophisticated acquisition platform that is capable of deploying large amounts of capital across multiple acquisition channels and markets simultaneously. Tricon sources acquisition opportunities of existing homes through traditional channels, including Multiple Listing Service (“MLS”), “iBuyer” direct channels, and portfolio acquisitions. These traditional channels will account for the majority of Tricon’s planned acquisitions over the near term and leverage the Company’s acquisition platform which filters and ranks many listings per year while standardizing hundreds of key underwriting parameters, enabling the Company to efficiently convert listings into offers.

In an undersupplied housing market, Tricon also believes in adding to the supply of rental homes and providing accessible housing solutions through its three newest home growth channels. These include the development of dedicated “build-to-rent” communities and the acquisition of both scattered new homes and completed single-family rental communities directly from homebuilders. In aggregate, our six existing and new home acquisition channels are expected to provide the Company with sufficient volume to meet its acquisition targets.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

II. Differentiated strategic partnership model

Through its differentiated strategic partnership model, Tricon has demonstrated its ability to raise and deploy third-party capital to accelerate growth, improve operating efficiency, and take development off balance sheet. Institutional investors with allocations to real estate have also been increasingly favoring more resilient residential and industrial investment strategies in light of the uncertainty created by COVID-19 around office, retail and hospitality assets. The so-called “beds and sheds” investment strategies have led to a significant increase in capital allocated to the residential sector in general and the single-family rental industry in particular, which in turn has lowered the cost of capital for industry participants and facilitated future growth. The Company has recently partnered with leading global real estate investors to form three complementary single-family rental joint ventures, each with a unique acquisition strategy that provides residents with more housing options at an accessible price point. While our investors, along with Tricon, are exercising caution in the current macro-economic environment, we are pleased to be aligned with them in wanting to continue to grow patiently and prudently while remaining poised to act on even better growth opportunities when they arise.
(1) As at December 31, 2022, Tricon's unfunded equity commitment to these vehicles was approximately $366 million and it is expected to be funded over the next three years.

III. Technology-enabled operating platform

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

Tricon has developed a technology-enabled platform that supports its growth, provides its residents an elevated living experience, and optimizes operating efficiencies. The Company's proprietary suite of software applications, referred to as “TriApps”, automates many facets of the single-family rental business, as described below.

The Company has systemized the process of home acquisition and once homes are acquired, renovates them to a common standard before making them available for rent. Prospective residents are directed to the Company’s website, where they can rent a home in a few easy steps. In the leasing process, Tricon leverages 360-degree online tours, self-showing technology, virtual self-move-ins and a statistical screening model to underwrite residents and drive retention. The proprietary TriForce App allows for dynamic coordination of repairs and maintenance activities among the field personnel, centralized office staff and third-party vendors by automating workflows, standardizing work scope and compressing the delegation of authority. Tricon uses logistics software and mobile inventory management to ensure its maintenance technicians can service homes in the most efficient manner and with a high first-time fix rate. In its call center, Tricon leverages Intelligent Virtual Agents to automate leasing and maintenance inquiry intake so the call center team can focus on higher value work such as inside sales or customer service. In revenue management, Tricon has pioneered revenue optimization tools to balance occupancy, time on market and rent growth, and to smooth out lease expiration schedules. Finally, Tricon is in the early stages of building a first-to-market, single-family rental smartphone application for residents ("resident app") that will ultimately enable our residents to enjoy a product that transcends their physical home. In addition to employing easy-to-use functions for paying rent, making a maintenance request or controlling the indoor climate of a home, the resident app will allow residents to reap the benefits of living in a “virtual” community with positive network effects. Management believes the Company has a significant competitive advantage arising from its technology-enabled property management platform that is difficult to replicate and is highly scalable.

Revenue Management

TriPod* revenue optimization tools to balance rent vs. occupancy vs. time on market

Dedicated ancillary revenue team continues to add new service offerings to benefit residents and drive revenue growth

Asset tagging of major components to forecast useful life and manage the replacement cycle

Acquisitions

Acquisitions platform filters and ranks many listings per year and standardizes hundreds of key underwriting steps, enabling the team to efficiently convert listings into offers

Call Center

Intelligent Virtual Agents streamline resident inquiries ranging from new leases to service requests

Efficient centralized administration and oversight of repairs and maintenance

Resident Underwriting

Statistical screening model used to qualify residents, drive retention and reduce turnover costs

Repairs and Maintenance

TriForce* platform enables real-time data sharing by field staff and central office

Mobile inventory management drives efficiency for maintenance techs

Leasing

Leverage 360-degree online tours, self-showing technology, and algorithmic lead scoring to maximize prospect conversion

Virtual move-ins to provide residents with added convenience

*TriPod and TriForce are proprietary technologies developed by Tricon and are all part of TriApps.

Adjacent residential businesses

Multi-family rental

In Canada, Tricon operates and holds a 15% ownership interest in one 500-unit Class A rental property, The Selby, located in downtown Toronto. The Selby is currently managed through Tricon's vertically integrated platform,

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

including local property management employees. Tricon plans to grow the Canadian multi-family rental portfolio as more Class A multi-family rental apartments from the residential development portfolio reach stabilization.

During the year, Tricon operated and held a 20% ownership interest in a portfolio of high-quality, affordably priced garden-style apartments located in desirable suburban sub-markets primarily in the U.S. Sun Belt. On October 18, 2022, the Company completed the sale of its 20% equity interest in the portfolio and exited the U.S. multi-family rental business.

Residential development

Tricon develops new residential real estate properties, predominantly rental housing intended for long-term ownership. Such developments include (i) Class A multi-family rental apartments in Canada, (ii) single-family rental communities in the United States intended to operate as part of the single-family rental portfolio upon stabilization, and (iii) legacy land development and homebuilding projects, predominantly in the United States.

(i) Canadian Class A multi-family rental apartments:

Tricon is one of the most active developers of Class A purpose-built rental apartment buildings in downtown Toronto with eight projects under development and one income-producing property ("The Taylor") in the stabilization phase totaling approximately 4,280 units, and in which Tricon holds a 40% weighted average ownership interest based on net asset values. Tricon holds these assets in partnerships with pension plans and strategic partners who have an investment bias towards long-term ownership and stable recurring cash flows. These institutional investors or strategic partners pay Tricon development management fees, asset management fees and possibly performance fees, enabling the Company to enhance its return on investment.

(ii) U.S. single-family rental communities:

The Company's build-to-rent strategy is focused on developing well-designed, dedicated single-family home rental communities, which often include shared amenities such as parks, playgrounds, pools and community gathering spaces. This strategy adds another growth channel to Tricon’s single-family rental business, and leverages the Company’s complementary expertise in land development, homebuilding and single-family rental property management. Once developed and stabilized, these build-to-rent communities will be integrated into the Company’s technology-enabled property management platform. The Company currently has a pipeline of approximately 3,200 rental units in 25 new home communities across the U.S. Sun Belt through its THPAS JV-1, THPAS Development JV-2 and Homebuilder Direct JV vehicles.

(iii) U.S. land development and homebuilding:

The Company’s legacy business provides equity or equity-type financing to experienced local or regional developers and builders of for-sale housing primarily in the United States. These investments are typically made through Investment Vehicles that hold an interest in land development and homebuilding projects, including master-planned communities ("MPCs"). Tricon also serves as the developer of certain of its MPCs through its Houston-based subsidiary, The Johnson Companies LP (“Johnson”). Johnson is an integrated development platform with expertise in land entitlement, infrastructure, municipal bond finance and placemaking, and has deep relationships with public and regional homebuilders and commercial developers.

Johnson’s reputation for developing high-quality MPCs is further evidenced by Johnson having three MPCs ranked in the top 50 based on homebuilder sales in 2022 according to RCLCO Real Estate Consulting.

Private funds and advisory

Tricon earns fees from managing third-party capital invested in its real estate assets through separate accounts, joint ventures and commingled funds ("Investment Vehicles"). Activities of this business include:

(i) Asset management of third-party capital: Tricon manages capital on behalf of institutional investors, including pension funds, sovereign wealth funds, insurance companies and others who seek exposure to the residential real

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

estate industry. Tricon managed $8.1 billion of Assets Under Management (“AUM”) on behalf of third-party investors (out of total AUM of $16.0 billion) as at December 31, 2022 across its single-family rental, multi-family rental and residential development business segments (refer to Section 6 and Appendix A for further information concerning the Company's AUM). For its services, Tricon earned asset management fees on fee-bearing capital totaling $2.5 billion as at December 31, 2022, as well as performance fees provided targeted investment returns are achieved.

Tricon manages third-party capital for 13 of the top 100 largest institutional real estate investors in the world (source: "PERE Global Investor 100" ranking, October 2022). In 2022, Tricon ranked 53rd globally and second in Canada (compared to 58th globally and second in Canada in 2021) among global real estate investment managers based on the institutional equity raised since 2017 (source: "2022 PERE 100" manager ranking, June 2022).

(ii) Development management and related advisory services: Tricon earns development management fees from its rental development projects in Toronto, which leverage its fully integrated development team. In addition, Tricon earns contractual development fees and sales commissions from the development and sale of single-family lots, residential land parcels, and commercial land within the MPCs managed by its Johnson subsidiary.

(iii) Property management of rental properties: Tricon provides integrated property management services to its entire rental portfolio. The property management business is headquartered in Orange County, California, and provides resident-facing services including marketing, leasing, and repairs and maintenance delivered through a dedicated call center and local field offices. For its services, Tricon earns property management fees, typically calculated as a set percentage of the gross revenues of each property, as well as leasing, construction and acquisition fees.

FEE REVENUE BY SOURCE FOR THE YEAR ENDED DECMEMBER 31, 2022[1]

ASSET MANAGEMENT 8%
DEVELOPMENT MANAGEMENT 17%
PROPERTY MANAGEMENT 6%
PERFORMANCE FEES[2] 69%

(1) Certain asset management fees and property management fees paid by the single-family rental business segment and certain development management fees paid by Canadian development properties are eliminated upon consolidation and are excluded from revenue from private funds and advisory services. Refer to Section 4.3 for a summary of revenue from private funds and advisory services for the year ended December 31, 2022.
(2) Performance fees includes fees earned in respect of the sale of the Company's interest in its U.S. multi-family rental portfolio (see section 3.1).

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

1.3    Environmental, Social and Governance

Environmental, Social and Governance ("ESG") principles have guided Tricon throughout its 34-year history of delivering business excellence.

During the quarter, Tricon amended its $500 million corporate credit facility to incorporate ESG targets and convert it to a Sustainability-linked Loan ("SLL"). This credit facility, which was undrawn as of December 31, 2022, provides Tricon with liquidity to pursue the growth of its single-family rental business. The SLL structure links the borrowing cost directly to the Company's performance in three priority areas of its ESG strategy: (i) increasing the percentage of homes with energy efficiency upgrades in Tricon's single-family home rental portfolio, (ii) increasing the number of multi-family residential buildings with LEED Gold certification, and (iii) increasing participation in Tricon Vantage, a market-leading program aimed at providing our U.S. residents with tools and resources to set financial goals and enhance their long-term economic stability.

Additionally, Tricon remains focused on the following five strategic ESG priorities:

Our People: Tricon is committed to engaging, supporting and enriching the lives of its employees so they can thrive and, in turn, take care of our residents and the communities in which we operate. To align our purpose-driven culture with our ESG strategy, Tricon focuses on: (i) creating an exceptional employee experience by empowering and enabling employees to unlock their potential, (ii) delivering company-wide professional development opportunities that promote high-performing work teams, and (iii) fostering a culture of diversity, inclusion and belonging to increase cognitive diversity and perspective.

Our Residents: Tricon's goal is to build meaningful communities where people can connect, grow and prosper. In that continued effort, Tricon focuses on: (i) providing residents with high-quality housing and best-in-class resident experience, (ii) delivering Tricon Vantage – a market-leading program aimed at providing its U.S. residents with tools and resources to set financial goals and enhance their long-term economic stability, and (iii) giving back to the communities where we operate through our volunteer services and charitable giving programs.

Our Innovation: Tricon is firmly committed to leveraging innovative technologies and housing solutions to drive convenience, connectivity and affordability. Core service offerings are guided by two key desired outcomes: (i) delivering superior service that creates exceptional resident experiences, and (ii) developing offerings that enhance the lives of residents while addressing their housing needs.

Our Impact: Tricon is committed to making investments and operational decisions that reduce the environmental impact and enhance the sustainability and resource efficiency of our portfolio. The environmental impact portion of our ESG program focuses on: (i) developing and implementing sustainable methodologies to ensure our investments, developments and renovation projects adhere to our ESG objectives and commitments, (ii) investigating and investing in new technologies, materials and renovation methods to reduce resource consumption across our real estate portfolio, and (iii) investigating and investing in the reduction of resource consumption across our property management and corporate office operations.

Our Governance: Tricon aims to proactively identify, understand and manage the risks to our business while acting in a manner that exemplifies our commitment to ethics, integrity, trust and transparency. Tricon’s ESG program focuses on the following governance initiatives: (i) maintaining a culture of compliance, integrity and ethics, (ii) embedding a strong risk management culture by setting a foundation for effectively identifying, analyzing and managing material and systemic risks, and (iii) maintaining a diverse Board of Directors composition, in which either gender is represented by one-third of all directors.

Tricon's next annual ESG report is slated for publication in the spring of 2023. Details of our key ESG commitments, initiatives, policies and reported performance progress can be found on the Company's website under Sustainability.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

2.    Highlights

The following section presents highlights for the quarter on a consolidated and proportionate basis.

On October 18, 2022, the Company sold its remaining 20% equity interest in its U.S. multi-family rental portfolio, held through Tricon US Multi-Family REIT LLC. In accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, the Company reclassified the current- and prior-period results and cash flows of Tricon US Multi-Family REIT LLC as discontinued operations separate from the Company's continuing operations.

Core funds from operations ("Core FFO"), Core FFO per share, Adjusted funds from operations ("AFFO"), and AFFO per share are non-IFRS financial measures and non-IFRS ratios as identified in Section 6. The Company uses guidance specified by the National Association of Real Estate Investment Trusts ("NAREIT") to calculate FFO, upon which Core FFO and AFFO are based. The measures are presented on a proportionate basis, reflecting only the portion attributable to Tricon's shareholders based on the Company's ownership percentage of the underlying entities and excludes the percentage associated with non-controlling and limited partners' interests. The Company believes that providing FFO, Core FFO and AFFO on a proportionate basis is helpful to investors in assessing the overall performance of the Company’s business. Note that FFO, Core FFO, Core FFO per share, AFFO and AFFO per share are not meant to be used in measuring the Company's liquidity. See “Non-IFRS measures” on page 1 and Appendix A for a reconciliation to the most directly comparable IFRS measures.

For the periods ended December 31	Three months		Twelve months(1)
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)	2022	2021	2022	2021

Financial highlights on a consolidated basis
Net income from continuing operations, including:	$55,883	$110,439	$779,374	$459,357
Fair value gain on rental properties	56,414	261,676	858,987	990,575

Basic earnings per share attributable to shareholders of Tricon from continuing operations	0.19	0.41	2.82	2.07
Diluted earnings per share attributable to shareholders of Tricon from continuing operations	0.11	0.40	1.98	2.05

Net income (loss) from discontinued operations	1,829	16,538	35,106	(9,830)
Basic earnings (loss) per share attributable to shareholders of Tricon from discontinued operations	0.01	0.06	0.13	(0.04)
Diluted earnings (loss) per share attributable to shareholders of Tricon from discontinued operations	0.01	0.06	0.11	(0.05)

Dividends per share(2)	$0.058	$0.058	$0.232	$0.225

Weighted average shares outstanding - basic	274,684,779	268,428,784	274,483,264	219,834,130
Weighted average shares outstanding - diluted	311,222,080	270,953,420	311,100,493	222,118,737

Non-IFRS(3) measures on a proportionate basis
Core funds from operations ("Core FFO")	$96,841	$45,630	$237,288	$152,021
Adjusted funds from operations ("AFFO")	88,694	36,548	198,264	121,594

Core FFO per share(4)	0.31	0.15	0.76	0.57
AFFO per share(4)	0.28	0.12	0.64	0.45

Select balance sheet items reported on a consolidated basis			December 31, 2022	December 31, 2021

Total assets			$12,450,946	$9,148,617
Total liabilities(5)			8,653,921	6,087,548
Net assets attributable to shareholders of Tricon			3,790,249	3,053,794

Rental properties			11,445,659	7,978,396
Debt			5,728,184	3,917,433

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

(1) Certain comparative figures have been adjusted to conform with the current period presentation as income from equity-accounted investments in U.S. multi-family rental properties has been reclassified as discontinued operations, separate from the Company's continuing operations.
(2) Dividends are issued and paid in U.S. dollars. Prior to November 8, 2021, dividends were declared and paid in Canadian dollars; for reporting purposes, amounts recorded in equity were translated to U.S. dollars using the daily exchange rate on the applicable dividend record date.
(3) Non-IFRS measures are presented to illustrate alternative relevant measures to assess the Company's performance. Refer to “Non-IFRS measures” on page 1 and Appendix A.
(4) Core FFO per share and AFFO per share are calculated using the total number of weighted average potential dilutive shares outstanding, including the assumed conversion of convertible debentures and exchange of preferred units issued by Tricon PIPE LLC, which were 311,222,080 and 311,100,493 for the three and twelve months ended December 31, 2022, respectively, and 306,247,538 and 268,562,442 for the three and twelve months ended December 31, 2021, respectively.
(5) Includes limited partners' interests in SFR JV-1, SFR JV-HD and SFR JV-2.

IFRS measures on a consolidated basis

Net income from continuing operations in the fourth quarter of 2022 was $55.9 million compared to $110.4 million in the fourth quarter of 2021, and included:

•Revenue from single-family rental properties of $180.9 million compared to $124.4 million in the fourth quarter of 2021, driven primarily by growth of 23.2% in the single-family rental portfolio to 35,908 homes and a 9.4% year-over-year increase in average effective monthly rent (from $1,591 to $1,741).

•Direct operating expenses of $58.4 million compared to $41.0 million in the fourth quarter of 2021, reflecting a larger rental portfolio, and higher property tax expenses associated with increasing property value assessments, as well as general cost and labor market inflationary pressures.

•Revenue from private funds and advisory services of $14.8 million, compared to $17.7 million in the fourth quarter of 2021, driven by no performance fees being recognized in the quarter as well as a decrease in property management fees following the sale of Tricon's remaining interest in the U.S. multi-family rental portfolio during the quarter.

•Fair value gain on rental properties of $56.4 million compared to $261.7 million in the fourth quarter of 2021, attributable to a moderation in home price appreciation within the single-family rental portfolio given the current climate of rising mortgage rates and greater economic uncertainty.

Net income from continuing operations for the year ended December 31, 2022 was $779.4 million compared to $459.4 million for the year ended December 31, 2021, and included:

•Revenue from single-family rental properties of $645.6 million and direct operating expenses of $209.1 million compared to $445.9 million and $149.9 million in the prior year, respectively, which translated to a net operating income ("NOI") increase of $140.5 million, attributable to the continued growth of the single-family rental portfolio and strong rent growth.

•Revenue from private funds and advisory services of $160.1 million compared to $50.7 million in the prior year, driven primarily by $100 million of performance fees earned from Tricon's investors in respect of the sale of the U.S. multi-family rental portfolio.

•Fair value gain on rental properties of $859.0 million compared to $990.6 million in the prior year as a result of a moderation of home price appreciation experienced in the latter half of the year.

Non-IFRS measures on a proportionate basis

Core FFO for the fourth quarter of 2022 was $96.8 million, an increase of $51.2 million or 112% compared to $45.6 million in the fourth quarter of 2021. The increase in Core FFO was driven by NOI growth from the single-family rental business, as discussed above, and higher performance fees earned from Tricon's investors in respect of the sale of the U.S. multi-family rental portfolio (these performance fees were earned and contributed to net income in the third quarter, but were recognized as part of Core FFO upon receipt in the fourth quarter). The performance fees related to the U.S. multi-family portfolio sale contributed $99.9 million of Core FFO from fees for a net positive impact of $50.3 million to Core FFO ($0.16 Core FFO per share) after deducting LTIP and performance fee

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

payments to management. During the twelve months ended December 31, 2022, Core FFO increased by $85.3 million or 56% to $237.3 million compared to $152.0 million in the prior year, for the reasons noted above.

AFFO for the three and twelve months ended December 31, 2022 was $88.7 million and $198.3 million, respectively, an increase of $52.1 million (143%) and $76.7 million (63%) from the same periods in the prior year. This growth in AFFO was driven by the increase in Core FFO discussed above.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

3.    Consolidated financial results

The following section should be read in conjunction with the Company’s consolidated financial statements and related notes for the year ended December 31, 2022.

On October 18, 2022, the Company completed the sale of its remaining 20% equity interest in its U.S. multi-family rental portfolio that was held through Tricon US Multi-Family REIT LLC. Accordingly, the Company reclassified its current- and prior-year results as discontinued operations separate from the Company’s continuing operations in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations ("IFRS 5"). In addition, certain comparative figures have been adjusted to conform with the current period presentation. There was no impact on the financial position and the net income and comprehensive income of the Company as a result of this change in presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

3.1    Review of income statements

Consolidated statements of income

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Revenue from single-family rental properties(1)	$180,893	$124,399	$56,494	$645,585	$445,915	$199,670
Direct operating expenses (1)	(58,371)	(41,044)	(17,327)	(209,089)	(149,940)	(59,149)
Net operating income from single-family rental properties	122,522	83,355	39,167	436,496	295,975	140,521

Revenue from private funds and advisory services	14,820	17,678	(2,858)	160,088	50,693	109,395

Income from equity-accounted investments in multi-family rental properties(2)	1,051	2,077	(1,026)	1,550	2,255	(705)
Income from equity-accounted investments in Canadian residential developments(3)	7,690	10,085	(2,395)	11,198	8,200	2,998
Other income(4)	2,017	3,858	(1,841)	10,886	4,786	6,100
Income from investments in U.S. residential developments(5)	3,910	10,530	(6,620)	16,897	31,726	(14,829)
Compensation expense	(22,408)	(35,718)	13,310	(99,256)	(89,951)	(9,305)
Performance fees expense	(3,798)	(40,854)	37,056	(35,854)	(42,272)	6,418
General and administration expense	(18,163)	(14,565)	(3,598)	(58,991)	(41,420)	(17,571)
Loss on debt modification and extinguishment	—	—	—	(6,816)	(3,497)	(3,319)
Transaction costs	(7,178)	(3,830)	(3,348)	(18,537)	(13,260)	(5,277)
Interest expense	(71,120)	(35,648)	(35,472)	(213,932)	(147,680)	(66,252)
Fair value gain on rental properties	56,414	261,676	(205,262)	858,987	990,575	(131,588)
Fair value (loss) gain on Canadian development properties	—	10,098	(10,098)	(440)	10,098	(10,538)
Fair value gain (loss) on derivative financial instruments and other liabilities	25,818	(72,783)	98,601	184,809	(220,177)	404,986
Amortization and depreciation expense	(4,764)	(2,818)	(1,946)	(15,608)	(12,129)	(3,479)
Realized and unrealized foreign exchange (loss) gain	(164)	(407)	243	498	(2,934)	3,432
Net change in fair value of limited partners’ interests in single-family rental business	(50,828)	(43,519)	(7,309)	(297,381)	(185,921)	(111,460)
	(81,523)	48,182	(129,705)	338,010	288,399	49,611
Income before income taxes from continuing operations	$55,819	$149,215	$(93,396)	$934,594	$635,067	$299,527
Income tax recovery (expense) from continuing operations	64	(38,776)	38,840	(155,220)	(175,710)	20,490
Net income from continuing operations	$55,883	$110,439	$(54,556)	$779,374	$459,357	$320,017

Basic earnings per share attributable to shareholders of Tricon from continuing operations	0.19	0.41	(0.22)	2.82	2.07	0.75
Diluted earnings per share attributable to shareholders of Tricon from continuing operations	0.11	0.40	(0.29)	1.98	2.05	(0.07)

Net income (loss) from discontinued operations	1,829	16,538	(14,709)	35,106	(9,830)	44,936

Basic earnings (loss) per share attributable to shareholders of Tricon from discontinued operations	0.01	0.06	(0.05)	0.13	(0.04)	0.17
Diluted earnings (loss) per share attributable to shareholders of Tricon from discontinued operations	0.01	0.06	(0.05)	0.11	(0.05)	0.16

Weighted average shares outstanding - basic	274,684,779	268,428,784	6,255,995	274,483,264	219,834,130	54,649,134
Weighted average shares outstanding - diluted(6)	311,222,080	270,953,420	40,268,660	311,100,493	222,118,737	88,981,756

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

(1) The comparative period has been reclassified to conform with the current period presentation. Resident recoveries of $1,028 and $4,172 for the three and twelve months ended December 31, 2021, respectively, that were previously recorded as a reduction in direct operating expenses have been reclassified to revenue from single-family rental properties with no impact to net operating income.
(2) Includes income from The Selby (Section 4.2.1).
(3) Includes income from The Taylor, Canary Landing (West Don Lands), The Ivy, Symington and Queen & Ontario (Section 4.2.2).
(4) Includes other income from Canadian development properties, The James (Scrivener Square) and The Shops of Summerhill (Section 4.2.2) along with other income generated from Bryson MPC Holdings LLC and its sale. Refer to Note 13 to the Consolidated Financial Statements.
(5) Reflects the net change in the fair values of the underlying investments in the build-to-rent and legacy for-sale housing businesses (Section 4.2.2).
(6) For the three and twelve months ended December 31, 2022, the exchangeable preferred units of Tricon PIPE LLC were dilutive (2021 - anti-dilutive). Refer to Note 30 to the Consolidated Financial Statements.

Revenue from single-family rental properties

The following table provides further details regarding revenue from single-family rental properties for the three and twelve months ended December 31, 2022 and 2021.

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Rental revenue(1)	$172,252	$117,450	$54,802	$610,375	$423,806	$186,569
Other revenue(1)(2)	8,641	6,949	1,692	35,210	22,109	13,101
Revenue from single-family rental properties(2)	$180,893	$124,399	$56,494	$645,585	$445,915	$199,670
(1) All rental and other revenue is reflected net of bad debt. The Company has reserved 100% of residents’ accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.
(2) The comparative period has been reclassified to conform with the current period presentation. Resident recoveries of $1,028 and $4,172 for the three and twelve months ended December 31, 2021, respectively, previously recorded as a reduction in turnover expense have been reclassified to other revenue.

Revenue from single-family rental properties for the three months ended December 31, 2022 totaled $180.9 million, an increase of $56.5 million or 45.4% compared to $124.4 million for the same period in the prior year. The increase is attributable to:

•Growth of $54.8 million in rental revenue, driven by portfolio expansion of 23.2% (35,908 rental homes compared to 29,149), and a 9.4% year-over-year increase in average effective monthly rent per home ($1,741 compared to $1,591) attributable to the continued strong demand for single-family rental homes. This strong demand also contributed to a 0.2% increase in occupancy (94.2% compared to 94.0%) notwithstanding the acquisition of 815 vacant homes this quarter.

•An increase of $1.7 million in other revenue driven by portfolio expansion, as well as incremental ancillary revenue from the rollout of the Company's smart-home technology initiative (69% of single-family rental homes were smart-home enabled at December 31, 2022 compared to 51% at December 31, 2021), along with higher resident enrollment in its renters insurance program. Higher new lease application and administrative fees also contributed to a meaningful increase in other revenue.

Revenue from single-family rental properties for the twelve months ended December 31, 2022 totaled $645.6 million, an increase of $199.7 million or 44.8% compared to the prior year, primarily driven by growth of the rental portfolio as well as an improvement in the average monthly rent, along with higher other revenue for the reasons discussed above.

Direct operating expenses

The following table provides further details regarding direct operating expenses of the single-family rental portfolio for the three and twelve months ended December 31, 2022 and 2021.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Property taxes	$28,392	$18,162	$10,230	$100,122	$66,493	$33,629
Repairs and maintenance	7,353	6,016	1,337	29,006	22,252	6,754
Turnover(1)	1,881	2,398	(517)	7,829	9,926	(2,097)
Property management expenses	11,656	8,153	3,503	41,404	29,247	12,157
Property insurance	2,029	1,680	349	7,544	6,081	1,463
Marketing and leasing	648	553	95	2,554	1,747	807
Homeowners' association (HOA) costs	3,449	1,723	1,726	9,933	6,169	3,764
Other direct expense(2)	2,963	2,359	604	10,697	8,025	2,672
Direct operating expenses(1)	$58,371	$41,044	$17,327	$209,089	$149,940	$59,149
(1) The comparative period has been reclassified to conform with the current period presentation. Resident recoveries of $1,028 and $4,172 for the three and twelve months ended December 31, 2021, respectively, previously recorded as a reduction in turnover expense have been reclassified to other revenue.
(2) Other direct expense includes property utilities on vacant homes and other property operating costs associated with ancillary revenue offerings.

Direct operating expenses for the three months ended December 31, 2022 were $58.4 million, an increase of $17.3 million or 42.2% compared to the same period in the prior year. The variance is primarily attributable to:

•An increase of $10.2 million in property taxes driven by 23.2% growth in the size of the portfolio, as well as a higher property tax expense per home arising from significant year-over-year home price appreciation.

•An increase of $3.5 million in property management expenses as a result of additional operations personnel hired to manage a growing rental portfolio and inflationary pressures reflecting a tighter labor market.

•An increase of $1.7 million in homeowners' association costs driven by growth in the size of the portfolio, with more homes being situated in HOAs as well as increases in annual HOA premiums. A heightened level of rule enforcement by HOAs became more prevalent as COVID-19 pandemic regulations eased, which also increased violation / penalty fees.

•An increase of $1.3 million in repairs and maintenance attributable to higher work order activity on a larger portfolio of homes along with underlying cost inflation.

Direct operating expenses for the twelve months ended December 31, 2022 were $209.1 million, an increase of $59.1 million or 39.4% compared to the prior year, primarily for the reasons described above.

Revenue from private funds and advisory services

The following table provides further details regarding revenue from private funds and advisory services for the three and twelve months ended December 31, 2022 and 2021, net of inter-segment revenues eliminated upon consolidation.

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Asset management fees	$2,977	$3,386	$(409)	$12,431	$12,719	$(288)
Performance fees	—	3,676	(3,676)	110,330	8,909	101,421
Development fees	9,753	7,993	1,760	26,826	24,418	2,408
Property management fees	2,090	2,623	(533)	10,501	4,647	5,854
Revenue from private funds and advisory services	$14,820	$17,678	$(2,858)	$160,088	$50,693	$109,395

Revenue from private funds and advisory services for the three months ended December 31, 2022 totaled $14.8 million, a decrease of $2.9 million from the same period in the prior year, mainly attributable to:

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

•A decrease of $3.7 million in performance fees as no performance fee was recognized in the fourth quarter of 2022 compared to $3.7 million earned in the fourth quarter of 2021.

•A decrease of $0.5 million in property management fees primarily related to the Company's divestiture of the U.S multi-family rental portfolio. Following the sale of its remaining 20% equity interest in the portfolio in October 2022, the Company continued to earn property management fees during a transition period that ended in mid-November. The Company will no longer be earning asset and property management fees from the portfolio, resulting in a loss of fee income of approximately $3.0 million per quarter.

•An offsetting increase of $1.8 million in development fees, including $1.5 million from Johnson communities driven by a large commercial land bulk sale, along with strong lot sales, and $0.3 million from a Canadian residential development project, Symington, which commenced development earlier in the year.

Revenue from private funds and advisory services for the twelve months ended December 31, 2022 totaled $160.1 million, an increase of $109.4 million from the prior year. The increase was mainly attributable to the $99.9 million performance fees earned in respect of the sale of the Company's remaining 20% equity interest in its U.S. multi-family rental portfolio.

Income from equity-accounted investments in Canadian residential developments

Equity-accounted investments in Canadian residential developments include joint ventures and equity holdings in development projects, namely The Taylor, West Don Lands (Canary Landing), The Ivy, Queen & Ontario and Symington. The James (Scrivener Square) and The Shops of Summerhill are accounted for as Canadian development properties. The income earned from The Shops of Summerhill is presented as other income.

The following table presents the income from equity-accounted investments in Canadian residential developments for the three and twelve months ended December 31, 2022 and 2021.

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Income from equity-accounted investments in Canadian residential developments	$7,690	$10,085	$(2,395)	$11,198	$8,200	$2,998

Income from equity-accounted investments in Canadian residential developments for the three months ended December 31, 2022 was $7.7 million, a decrease of $2.4 million from the same period in the prior year. Income in the current quarter was driven by fair value gains resulting from land value increases across the portfolio and the achievement of development milestones at Canary Landing - Block 8, which is nearing initial occupancy. In comparison, The Taylor reported a much higher fair value gain in the same period in the prior year.

Income from investments in Canadian residential developments for the twelve months ended December 31, 2022 was $11.2 million, an increase of $3.0 million from the prior year. The year-over-year increase is primarily attributable to fair value gains recognized across the portfolio as described above, while the prior year results included fair value gains recognized across the portfolio partly offset by a fair value loss on the sale of the 7 Labatt development project.

Other income

Other income includes commercial rental income from The Shops of Summerhill (Section 4.2.2), income from Bryson MPC Holdings LLC and insurance recoveries in relation to the winter storm in Texas in February 2021.

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Other income	$2,017	$3,858	$(1,841)	$10,886	$4,786	$6,100

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

Other income for the three months ended December 31, 2022 was $2.0 million, a decrease of $1.8 million from the same period in the prior year, mainly attributable to the absence of income contribution from the consolidated subsidiary, Bryson MPC Holdings LLC ("Bryson"), as a result of the sale of that subsidiary to THPAS Development JV-2 LLC in the third quarter of 2022. The decrease in the income contribution from Bryson was partially offset by the insurance recovery of $1.4 million received in connection with the winter storm that hit Texas in February 2021.

For the year ended December 31, 2022, other income was $10.9 million, an increase of $6.1 million from the same period in the prior year. This increase was primarily driven by the sale of Bryson to THPAS Development JV-2 LLC which resulted in a $5.1 million gain, along with the insurance recovery discussed above.

Income from investments in U.S. residential developments

The following table presents income from investments in U.S. residential developments for the three and twelve months ended December 31, 2022 and 2021.

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Income from investments in U.S. residential developments	$3,910	$10,530	$(6,620)	$16,897	$31,726	$(14,829)

Income from investments in U.S. residential developments for the three months ended December 31, 2022 was $3.9 million, a decrease of $6.6 million reflecting softening demand in for-sale housing attributable to higher mortgage rates and rising economic uncertainty.

Income from investments in U.S. residential developments for the twelve months ended December 31, 2022 was $16.9 million, a decrease of $14.8 million from the same period in the prior year. This year-over-year decrease is reflective of very strong for-sale housing demand in the prior year driven by historically low mortgage rates and an acceleration of migration trends caused by the pandemic.

Management continues to monitor the macroeconomic factors that are fundamental to the for-sale housing market, including rising mortgage rates, which could impact consumer demand and pricing, development timelines as well as new for-sale housing supply.

Compensation expense

The following table provides further details regarding compensation expense for the three and twelve months ended December 31, 2022 and 2021.

For the periods ended December 31		Three months			Twelve months
(in thousands of U.S. dollars)		2022	2021	Variance	2022	2021	Variance

Salaries and benefits	A	$14,106	$13,412	$694	$55,040	$43,630	$11,410

Cash-based(1)		3,990	5,038	(1,048)	20,307	15,922	4,385
Equity-based(1)		1,364	8,668	(7,304)	6,894	16,306	(9,412)
Annual incentive plan ("AIP")	B	5,354	13,706	(8,352)	27,201	32,228	(5,027)

Cash-based		3,047	8,283	(5,236)	16,635	13,532	3,103
Equity-based		(99)	317	(416)	380	561	(181)
Long-term incentive plan ("LTIP")	C	2,948	8,600	(5,652)	17,015	14,093	2,922

Total compensation expense	A+B+C	$22,408	$35,718	$(13,310)	$99,256	$89,951	$9,305
(1) The cash-based AIP figure for the year ended December 31, 2022 includes one-time allocations for special awards granted in Q1 2022.

Compensation expense for the three months ended December 31, 2022 was $22.4 million, a decrease of $13.3 million or 37.3% compared to the same period in the prior year. The variance is attributable to:

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

•A decrease of $8.4 million in AIP expense, primarily attributable to a $7.3 million reduction in equity-based awards arising from the revaluation of the performance share units ("PSU") liability based on a lower stock price of the Company as at period-end. In the three months ended December 31, 2022, the Company's share price on the TSX decreased by $1.01 per share, on a USD-converted basis, compared to an increase of $2.01 per share, on a USD-converted basis in the comparative period, which led to a significant variance in the liability year-over-year.

•A decrease of $5.7 million in LTIP expense, primarily driven by the removal of performance fees liability from the Company's U.S multi-family rental Investment Vehicle as the performance fee income, LTIP expense and performance fee expense were recognized in the third quarter of this year upon divestiture. In comparison, higher LTIP expense and liability were recognized in the same period in the prior year, driven by strong fair value gains across Tricon's Investment Vehicles, including the single-family rental and U.S multi-family rental business segments.

Compensation expense for the twelve months ended December 31, 2022 was $99.3 million, an increase of $9.3 million or 10.3% compared to the prior year, attributable to:

•An increase of $11.4 million in payroll costs arising from a 15% year-over-year increase in average headcount, primarily driven by additional needs for property management personnel to support Tricon's continued growth. A tighter labor market and inflationary pressures along with normal course salary adjustments further contributed to the increase in costs.

•An increase of $2.9 million in LTIP expense, as a result of an increase in cash-based LTIP expenses of $3.1 million, primarily driven by higher estimated future performance fees from Tricon's single-family rental Investment Vehicles.

•A partially offsetting decrease of $5.0 million in AIP expense, primarily driven by a reduction to the PSUs liability, as described above.

Performance fees expense

Performance fees expense reflects amounts that are expected to be paid to key management equity participants who have an equity interest in entities that earn performance fee revenue, whereas LTIP participants do not have said equity interests. In aggregate, cash-based LTIP expense and performance fees expense represent no more than 50% of the performance fees earned from each Investment Vehicle and both are paid to participants if and when the performance fees are in fact realized and paid.

The following table presents performance fees expense for the three and twelve months ended December 31, 2022 and 2021.

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Performance fees expense	$3,798	$40,854	$(37,056)	$35,854	$42,272	$(6,418)

Performance fees expense for the three months ended December 31, 2022 was $3.8 million, a decrease of $37.1 million compared to the same period in the prior year. This variance results from the crystallization of carried interests in the U.S. multi-family Investment Vehicle attributed to key management equity participants in the third quarter when the performance fee income was recognized in respect of the disposition of the investment.

Performance fees expense for the twelve months ended December 31, 2022 was $35.9 million, a decrease of $6.4 million compared to the prior year. The performance fees expense recognizes a significant increase in unrealized carried interest in connection with higher fair value gains in the underlying Investment Vehicles but is lower than 2021.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

General and administration expense

The following table presents general and administration expense for the three and twelve months ended December 31, 2022 and 2021.

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

General and administration expense	$18,163	$14,565	$3,598	$58,991	$41,420	$17,571

General and administration expense for the three months ended December 31, 2022 was $18.2 million, an increase of $3.6 million compared to the same period in the prior year. The increase was driven by higher professional fees in connection with ensuring the Company's Sarbanes-Oxley Act readiness as well as other compliance costs as a result of its NYSE listing, increased travelling costs as pandemic-related restrictions were lifted, and expanded spending on Tricon's technology-enabled operating platform to support portfolio growth.

General and administration expense for the twelve months ended December 31, 2022 was $59.0 million, an increase of $17.6 million compared to the prior year, for the same reasons described above.

Interest expense

The following table provides details regarding interest expense for the three and twelve months ended December 31, 2022 and 2021 by borrowing type and nature.

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Corporate borrowings	$1,192	$881	$311	$6,779	$4,458	$2,321
Property-level borrowings	60,102	$26,538	33,564	170,847	102,669	68,178
Convertible debentures	—	—	—	—	6,732	(6,732)
Due to Affiliate	4,245	4,312	(67)	17,022	17,250	(228)
Amortization of deferred financing costs, discounts and lease obligations	5,581	3,917	1,664	19,284	16,571	2,713
Total interest expense	$71,120	$35,648	$35,472	$213,932	$147,680	$66,252

Weighted average interest rate(1)	4.27%	2.62%	1.65%	3.49%	2.62%	0.87%
(1) The weighted average effective interest rates are calculated based on the average debt balances and the average applicable reference rates for the three and twelve months ended December 31, 2022.

Interest expense was $71.1 million for the three months ended December 31, 2022, an increase of $35.5 million compared to $35.6 million for the same period last year. The variance is primarily attributable to:

•An increase of $33.6 million in interest expense on property-level borrowings, driven by incremental net debt of $1.8 billion incurred to support the expansion of the single-family rental portfolio and an increase of 1.65% in the weighted average interest rate (in Q4 2022 vs. Q4 2021) resulting from rising benchmark interest rates. A continued increase in the Company's weighted average interest rate in the coming quarters is anticipated as benchmark interest rates have risen subsequent to quarter-end and new financings are expected to be obtained at higher prevailing interest rates.

•An increase of $0.3 million in interest expense on corporate borrowings, primarily resulting from the increase in the benchmark interest rate, as discussed above.

Interest expense was $213.9 million for the twelve months ended December 31, 2022, an increase of $66.3 million compared to $147.7 million in the prior year. The variance is primarily attributable to the year-over-year increase in property-level and corporate borrowings and the rising interest rates, as discussed above. This was partially offset

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

by the redemption in full of the previously outstanding convertible debentures on September 9, 2021, resulting in a decrease in related expense of $6.7 million compared to the prior year.

Fair value gain on rental properties

The following table presents the fair value gain on rental properties held by the Company for the three and twelve months ended December 31, 2022 and 2021.

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Fair value gain on rental properties	$56,414	$261,676	$(205,262)	$858,987	$990,575	$(131,588)

Fair value gain on single-family rental properties was $56.4 million for the three months ended December 31, 2022, a decrease of $205.3 million compared to $261.7 million for the same period last year. For the twelve months ended December 31, 2022, the fair value gain totaled $859.0 million, a decrease of $131.6 million from the prior year. The fair value of single-family rental homes is determined based on comparable sales, primarily by using the adjusted Home Price Index (“HPI”) methodology and periodically Broker Price Opinions (“BPOs”), where applicable. Refer to Note 6 in the Consolidated Financial Statements for further details.

Home values in the U.S. Sun Belt markets have increased over the past several years driven by a number of factors, including strong population and job growth, an acceleration of migration trends driven by the pandemic, historically low mortgage rates, and an overall shortage of new housing supply. However, higher mortgage rates and rising economic uncertainty in the fourth quarter of 2022 have led to a deceleration in home prices and in some cases, a decline in certain markets. Adjusted HPI growth in the quarter was 0.7% (2.8% annualized), net of capital expenditures, compared to 5.2% (20.8% annualized) in the same period in the prior year, driving lower fair value gains. Management expects home prices to continue to moderate in the near future.

Fair value gain (loss) on derivative financial instruments and other liabilities

The following table presents the fair value gain (loss) on derivative financial instruments and other liabilities for the three and twelve months ended December 31, 2022 and 2021.

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Fair value gain (loss) on derivative financial instruments and other liabilities	$25,818	$(72,783)	$98,601	$184,809	$(220,177)	$404,986

For the three months ended December 31, 2022, the fair value adjustment on derivative financial instruments and other liabilities changed by $98.6 million to a gain of $25.8 million compared to a loss of $72.8 million in the same period in the prior year. The fair value gain on derivative financial instruments in the fourth quarter was primarily driven by a $23.9 million gain on the exchange and redemption options associated with the preferred units issued by Tricon PIPE LLC. A decrease in Tricon's share price, on a USD-converted basis, served to reduce the probability of exchange of the preferred units of Tricon PIPE LLC into Tricon common shares. In addition, there was an increase in value on the Company's interest rate caps of $1.9 million (2021 - nil) attributable to increases in the underlying benchmark interest rates.

Included in the fair value loss for the three months ended December 31, 2021 was the fair value loss on the derivatives associated with the preferred units of Tricon PIPE LLC and the 2022 convertible debentures. As noted above, the 2022 convertible debentures were redeemed in full in September 2021.

For the twelve months ended December 31, 2022, the fair value gain on derivative financial instruments and other liabilities increased by $405.0 million to $184.8 million compared to a $220.2 million loss in the same period in the prior year, for the same reasons discussed above.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

Net change in fair value of limited partners’ interests in single-family rental business

Limited partner ownership interests in the Company's single-family rental joint ventures, "SFR JV-1", "SFR JV-HD" and "SFR JV-2", are in the form of non-controlling limited partnership interests which are classified as liabilities under the provisions of IFRS. The following table presents the net change in fair value of limited partners' interests in the single-family rental business for the three and twelve months ended December 31, 2022 and 2021.

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Net change in fair value of limited partners’ interests in single-family rental business	$(50,828)	$(43,519)	$(7,309)	$(297,381)	$(185,921)	$(111,460)

For the three months ended December 31, 2022, the change in fair value of limited partners' interests in the single-family rental business was $50.8 million compared to $43.5 million for the same period in the prior year, representing an increase in non-controlling limited partners' interests of $7.3 million. This increase primarily reflects additional income earned from SFR JV-1 and SFR JV-2 during the period that is attributable to the Company’s joint venture partners. The higher income was driven by a $9.6 million increase in the limited partners' share of the fair value gain on rental properties and a $24.9 million increase in NOI, which were partially offset by a $27.2 million increase in interest and other expenses.

For the twelve months ended December 31, 2022, the change in fair value of limited partners' interests in the single-family rental business was $297.4 million compared to $185.9 million for the same period in the prior year, representing an increase of $111.5 million. The factors driving this change are consistent with those discussed above.

Income tax recovery (expense) from continuing operations

The following table provides details regarding income tax recovery (expense) from continuing operations for the three and twelve months ended December 31, 2022 and 2021.

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2022	2021(1)	Variance	2022	2021(1)	Variance

Income tax recovery (expense) - current	$5,665	$(615)	$6,280	$33,959	$43,427	$(9,468)
Income tax expense - deferred(1)	(5,601)	(38,161)	32,560	(189,179)	(219,137)	29,958
Income tax recovery (expense) from continuing operations	$64	$(38,776)	$38,840	$(155,220)	$(175,710)	$20,490
(1) Deferred income tax expense for the three and twelve months ended December 31, 2021 has been adjusted to conform with the current period presentation as a result of the reclassification of current- and prior-year results of the U.S. multi-family rental investment as discontinued operations separate from the Company's continued operations in accordance with IFRS 5.

For the three months ended December 31, 2022, income tax recovery from continuing operations was $0.1 million, compared to $38.8 million of income tax expense in the same period in the prior year. This variance was primarily driven by significantly higher fair value gains recognized on single-family rental properties in the comparative period, which led to a much higher deferred income tax expense. The Company also recognized a tax recovery in the current quarter through the Company's utilization tax losses carried forward from prior years, together with other achieved tax efficiencies.

For the twelve months ended December 31, 2022, income tax expense from continuing operations was $155.2 million, a decrease of $20.5 million compared to $175.7 million in the prior year, driven by the decrease in the deferred tax expense. The Company's deferred tax is comprised of (i) future tax on the fair value gain on the single-family rental properties and (ii) the crystallization of tax losses carried forward from past years, which were previously recorded as deferred tax recoveries. The Company's fair value gains from the single-family rental properties have decreased year-over-year which led to a reduction in the deferred tax expense associated with the gain. A decrease in current tax recovery was also a contributing factor to the overall decrease in the tax expense. The Company recognized a significantly higher tax recovery in 2021 as a result of utilization of tax losses to largely

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

offset cash taxes triggered by the sale of the Company's 80% interest in the U.S. multi-family rental portfolio to two global investors, hence there was a larger recovery in the prior year.

Net income (loss) from discontinued operations

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2022	2021(1)	Variance	2022	2021(1)	Variance

Tricon's share of net income from U.S. multi-family rental properties	$705	$31,883	$(31,178)	$38,594	$73,078	$(34,484)
Loss on sale	(856)	—	(856)	(856)	—	(856)
Loss before income taxes from discontinued operations previously recorded(2)	—	—	—	—	(77,224)	77,224
Income tax recovery (expense) - current	1,980	—	1,980	(43,114)	(46,502)	3,388
Income tax recovery (expense) - deferred	—	(15,346)	15,346	40,482	40,818	(336)
Net income (loss) from discontinued operations	$1,829	$16,537	$(14,708)	$35,106	$(9,830)	$44,936
(1) Comparative figures for the three and twelve months ended December 31, 2021 have been adjusted to conform with the current period presentation as a result of the reclassification of current- and prior-year results of the U.S. multi-family rental investment as discontinued operations separate from the Company's continued operations in accordance with IFRS 5.
(2) The loss before income taxes from discontinued operations is attributable to the initial syndication of 80% of Tricon US Multi-Family REIT LLC on March 31, 2021.

On October 18, 2022, the Company completed the sale of its remaining 20% equity interest in its U.S. multi-family rental portfolio for total proceeds of $219.4 million (which excludes performance fees received in connection with the transaction), which resulted in a loss on sale of $0.9 million, net of transaction costs. This transaction resulted in a net tax expense of $2.6 million for the year, achieved through the reversal of deferred tax liability associated with the portfolio that largely offset the cash taxes arising from the sale.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

3.2    Review of selected balance sheet items

As at (in thousands of U.S. dollars)	December 31, 2022	December 31, 2021

Assets
Non-current assets
Rental properties	$11,445,659	$7,978,396
Equity-accounted investments in multi-family rental properties	20,769	199,285
Equity-accounted investments in Canadian residential developments	106,538	98,675
Canadian development properties	136,413	133,250
Investments in U.S. residential developments	138,369	143,153
Restricted cash	117,300	123,329
Goodwill	29,726	29,726
Deferred income tax assets	75,062	96,945
Intangible assets	7,093	9,324
Other assets	96,852	84,749
Derivative financial instruments	10,358	363
Total non-current assets	12,184,139	8,897,195

Current assets
Cash	204,303	176,894
Amounts receivable	24,984	41,582
Prepaid expenses and deposits	37,520	32,946
Total current assets	266,807	251,422
Total assets	$12,450,946	$9,148,617

Liabilities
Non-current liabilities
Long-term debt	$4,971,049	$3,662,628
Due to Affiliate	256,824	256,362
Derivative financial instruments	51,158	230,305
Deferred income tax liabilities	591,713	461,689
Limited partners' interests in single-family rental business	1,696,872	947,452
Long-term incentive plan	25,244	21,431
Performance fees liability	39,893	48,358
Other liabilities	30,035	28,958
Total non-current liabilities	7,662,788	5,657,183

Current liabilities
Amounts payable and accrued liabilities	138,273	102,954
Resident security deposits	79,864	56,785
Dividends payable	15,861	15,821
Current portion of long-term debt	757,135	254,805
Total current liabilities	991,133	430,365
Total liabilities	8,653,921	6,087,548

Equity
Share capital	2,124,618	2,114,783
Contributed surplus	21,354	22,790
Cumulative translation adjustment	6,209	22,842
Retained earnings	1,638,068	893,379
Total shareholders' equity	3,790,249	3,053,794
Non-controlling interest	6,776	7,275
Total equity	3,797,025	3,061,069
Total liabilities and equity	$12,450,946	$9,148,617

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

Rental properties

The table below presents the changes in the fair value of rental properties by business segment for the years ended December 31, 2022 and 2021.

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021

Opening balance	$7,978,396	$6,321,918
Acquisitions	2,362,185	1,835,235
Capital expenditures	326,460	198,602
Fair value adjustments	858,987	990,575
Dispositions	(80,369)	(1,367,934)
Balance, end of year	$11,445,659	$7,978,396

Rental properties increased by $3.4 billion to $11.4 billion as at December 31, 2022, from $8.0 billion as at December 31, 2021. The increase was driven by:

•Acquisition of 7,227 single-family rental homes for $2.4 billion, partially offset by the disposition of 273 properties with an aggregate carrying value of $80.4 million.

•Capital expenditures of $326.5 million, of which $242.6 million was attributable to the first time renovation of recently acquired single-family homes, and the remainder to the maintenance and improvement of homes across the existing single-family rental portfolio.

•Fair value gain of $859.0 million on the single-family rental portfolio, driven by strong demand for single-family homes, as previously discussed, combined with limited new and resale housing supply in the Company’s Sun Belt markets that contributed to significant home price appreciation in the first half of the year. Home price appreciation decelerated in the latter half of 2022 as a result of rising interest rates and uncertain economic conditions, and is expected to further moderate in the near term.

Equity-accounted investments in multi-family rental properties

As at December 31, 2021, the Company's equity-accounted investments in multi-family rental properties included a 20% interest in the U.S. multi-family rental joint venture as well as a 15% investment in The Selby. During the year, the Company completed the sale of its interest in the U.S. multi-family joint venture. The following table presents the change in the balance of equity-accounted investments in multi-family rental properties for the years ended December 31, 2022 and December 31, 2021.

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021

Opening balance	$199,285	$19,913
Initial recognition of equity-accounted investment in U.S. multi-family rental properties	—	107,895
Advances	—	453
Distributions	(3,824)	(4,428)
Income from equity-accounted investments in multi-family rental properties(1)	40,144	75,333
Disposition of equity-accounted investment in U.S. multi-family rental properties	(213,493)	$—
Translation adjustment	(1,343)	119
Balance, end of year	$20,769	$199,285
(1) Of the $40,144 income from equity-accounted investments earned during the year, $38,594 was attributable to U.S. multi-family rental properties and reclassified as income from discontinued operations (see Sections 3.1 and 3.3).

Equity-accounted investments in multi-family rental properties decreased by $178.5 million to $20.8 million as at December 31, 2022 compared to $199.3 million as at December 31, 2021. The decrease was primarily attributable to the disposition of the equity-accounted investment in U.S. multi-family rental properties.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

Canadian development properties

The table below presents the change in Canadian development properties, which are comprised of The James (Scrivener Square) and The Shops of Summerhill, for the years ended December 31, 2022 and 2021.

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021

Opening balance	$133,250	$110,018
Development expenditures	12,686	12,748
Fair value adjustments	(440)	10,098
Translation adjustment	(9,083)	386
Balance, end of year	$136,413	$133,250

Canadian development properties increased by $3.2 million to $136.4 million as at December 31, 2022 compared to $133.3 million as at December 31, 2021. The increase was primarily driven by $12.7 million of development expenditures attributable to the ongoing construction of The James, partially offset by an unfavorable foreign exchange translation adjustment of $9.1 million resulting from the weaker Canadian dollar, and an unfavorable fair value adjustment of $0.4 million for The Shops of Summerhill reflecting a weaker outlook for retail net operating income.

Investments in U.S. residential developments

The table below presents the change in investments in U.S. residential developments for the years ended December 31, 2022 and 2021.

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021

Opening balance	$143,153	$164,842
Advances	15,655	6,706
Distributions	(37,336)	(55,744)
Derecognition of investment in U.S. residential developments	—	(4,377)
Income from investments in U.S. residential developments	16,897	31,726
Balance, end of year	$138,369	$143,153

Investments in U.S. residential developments decreased by $4.8 million to $138.4 million as at December 31, 2022 compared to $143.2 million as at December 31, 2021. The decrease was primarily driven by distributions of $37.3 million from maturing assets within the legacy for-sale housing portfolio. This decrease was partially offset by advances of $15.7 million made to the Company's build-to-rent Investment Vehicles as communities within these vehicles continue through their early stages of development, and investment income of $16.9 million generated from steady for-sale housing performance throughout the year from remaining projects.

Equity-accounted investments in Canadian residential developments

The table below presents the change in equity-accounted investments in Canadian residential developments for the years ended December 31, 2022 and 2021.

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021

Opening balance	$98,675	$74,955
Advances	13,360	30,089
Distributions	(10,212)	(14,772)
Income from equity-accounted investments in Canadian residential developments	11,198	8,200
Translation adjustment	(6,483)	203
Balance, end of year	$106,538	$98,675

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

Equity-accounted investments in Canadian residential developments increased by $7.9 million to $106.5 million as at December 31, 2022 compared to $98.7 million as at December 31, 2021. The increase was primarily attributable to (i) advances of $13.4 million to finance the acquisition of the Symington development project, (ii) development activities across the portfolio, and (iii) income of $11.2 million driven by fair value gains. This increase was partially offset by distributions of $10.2 million received from the Company's divestiture of two-thirds of its original 30% ownership in Queen & Ontario to its institutional partner and an unfavorable foreign exchange translation adjustment of $6.5 million.

Debt

The following table summarizes the consolidated net debt position of the Company.

As at (in thousands of U.S. dollars)	December 31, 2022	December 31, 2021	Variance

Single-family rental properties borrowings	$5,744,425	$3,906,482	$1,837,943
Canadian development properties borrowings	21,095	34,207	(13,112)
Corporate borrowings	12,717	13,962	(1,245)
	$5,778,237	$3,954,651	$1,823,586
Transaction costs (net of amortization)	(49,404)	(36,123)	(13,281)
Debt discount (net of amortization)	(649)	(1,095)	446
Total debt per balance sheet(1)	$5,728,184	$3,917,433	$1,810,751
Cash and restricted cash	(321,603)	(300,223)	(21,380)
Net debt(2)	$5,406,581	$3,617,210	$1,789,371
(1) Excludes Due to Affiliate.
(2) Non-IFRS measure; see “Non-IFRS measures” on page 1 and Section 6.

Net debt increased by $1.8 billion to $5.4 billion as at December 31, 2022, from $3.6 billion as at December 31, 2021. The variance was primarily attributable to:

•An increase of $1.8 billion in single-family rental properties borrowings driven by incremental net debt borrowed to finance the acquisition of 7,227 homes.

•An increase in cash and restricted cash of $21.4 million, partially offsetting the net debt balance, driven by an increase in restricted cash reserved for the upcoming property tax expenses for the single-family rental properties that are due in January 2023.

•A partially offsetting decrease of $13.1 million in Canadian development properties borrowings, primarily attributable to the full repayment of a land loan during the year, partially offset by incremental borrowings on The James (Scrivener Square) construction facility and the refinancing of The Shops of Summerhill mortgage.

The weighted average interest rate applicable to debt owed by the Company as at December 31, 2022 was 3.49%. The following table summarizes the debt structure and leverage position as at December 31, 2022:

(in thousands of U.S. dollars)
Debt structure	Balance	% of total	Weighted average interest rate(1)	Weighted average time to maturity (years)
Fixed	$3,743,764	64.8%	3.20%	3.72
Floating	2,034,473	35.2%	4.04%	2.32
Total/Weighted average	$5,778,237	100.0%	3.49%	3.23
(1) The weighted average effective interest rates as shown in the table above were based on average debt balances for the year ended December 31, 2022. The weighted average effective interest rates based on consolidated outstanding debt balances as at December 31, 2022 were 3.43% and 4.30% for fixed-rate debt and floating-rate debt, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

During the fourth quarter of 2022, the Company engaged in the following financing activities.

•On October 7, 2022, SFR JV-2 entered into a new term loan facility with a total commitment of $500,000, a term to maturity of three years and two one-year extension options, subject to lender approval. The loan carries a floating interest rate of one-month Secured Overnight Financing Rate ("SOFR") plus 2.10% (subject to a SOFR cap of 4.55%). The initial loan proceeds were primarily used to pay down existing short-term SFR JV-2 debt and to fund the acquisition of rental homes.

•On October 27, 2022, the Company refinanced The Shops of Summerhill mortgage by entering into a new facility with a total commitment of $16.0 million (C$21.8 million) and a term to maturity of three years. The loan carries a fixed interest rate of 5.58% and is secured by The Shops of Summerhill property. The Company used the loan proceeds to pay off the existing facility and repatriated $5.1 million (C$6.8 million) of excess proceeds.

•On December 9, 2022, the Company amended the corporate credit facility agreement to incorporate ESG targets and convert it to a Sustainability-linked Loan. The applicable margin on the facility is subject to a sustainability pricing adjustment, which can increase or decrease by up to 5 bps per annum, depending on the Company's performance on the sustainability performance benchmarks.

As at December 31, 2022, Tricon's near-term debt maturities included two subscription facilities of $536.0 million and a term loan of $220.5 million pertaining to Tricon's single-family rental portfolio. The Company intends to exercise available options to extend the applicable maturity dates of these facilities, subject to lender approval, prior to their maturities in the second to fourth quarters of 2023.

Tricon's debt maturities as at December 31, 2022 are presented below, assuming the exercise of all extension options.

DEBT MATURITY ANALYSIS*
2,000
1,500
1,000
500
0
(in millions of U.S. dollars)
757
358
1,592
1,573
956
542
2023
2024
2025
2026
2027
2028
Single-family rental borrowings
Canadian development properties borrowings
Corporate borrowings

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

* Reflects the maturity dates after all extensions have been exercised. The Company is currently in active discussions with lenders to exercise extension options on all maturing loans.

3.3    Subsequent events

Quarterly dividend

On February 28, 2023, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after April 15, 2023 to shareholders of record on March 31, 2023.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

4.    Operating results of businesses

Management believes that information concerning the underlying activities within each of the Company’s operating businesses is useful for investors in understanding the Company’s overall performance, and this section presents key operating highlights for the quarter and for the year on a business-by-business basis. Management monitors the underlying activities within those businesses using non-IFRS measures and Key Performance Indicators ("KPIs"). A list of these measures and KPIs, together with a description of the information each measure reflects and the reasons why management believes the measure to be useful or relevant in evaluating the underlying performance of the Company’s businesses, is set out in Section 6. The supplemental measures presented herein are not recognized under IFRS and should not be construed as alternatives to net income determined in accordance with IFRS as indicators of Tricon’s financial performance. Tricon’s method of calculating these measures may differ from other issuers’ methods and, accordingly, these measures may not be comparable to similar measures presented by other publicly-traded entities.

The financial results and performance metrics in Section 4 and where indicated throughout this document reflect Tricon’s proportionate results, unless otherwise stated, as described in Section 6. Refer to “Non-IFRS measures” on page 1 and to Appendix A for IFRS reconciliations of financial information. The number of rental homes, properties or units quoted in Section 4 are presented in aggregate.

4.1    Single-Family Rental

Business update

The Company's single-family rental business continued to benefit from favorable demographic shifts driven by new household formation as well as population, job and wage growth in U.S. Sun Belt markets. Meanwhile, an imbalance continues to persist between the demand for affordable single-family homes, both for homebuyers and renters, and the supply of new construction. This imbalance, coupled with inflationary cost pressures and higher mortgage rates, has made homeownership less attainable and increased demand for rental homes. Tricon’s relatively affordable single-family rental homes provide a much-needed alternative for those seeking the benefits of a home without the added cost of ownership.

These dynamics contributed to the Company's continued strong operating performance, including record-low same home resident turnover of 12.2%, same home occupancy of 98.0% and same home blended rent growth of 7.4% during the quarter (comprised of 11.5% growth on new move-ins as well as 6.8% growth on renewals). The demand for Tricon's rental homes (as measured by leads per available home) remains stronger than pre-pandemic levels; however, the rent growth on new move-ins has decelerated as a result of seasonal factors (which disappeared during the pandemic) and an increased supply of rental homes in Tricon’s markets. We believe this is partly attributable to higher mortgage rates that have caused mom-and-pop investors or flippers to convert would-be for-sale homes into rentals. The Company continues to balance strong market rate appreciation and its embedded portfolio loss-to-lease with its continued efforts to self-govern and moderate rent growth for existing residents as a key component of its Single-Family Resident Bill of Rights and ESG strategy.

Hurricane Ian update

On September 28, 2022, Hurricane Ian made landfall as a Category 4 hurricane in southwest Florida and impacted approximately 920 of Tricon's single-family rental homes across the Tampa, Orlando and Jacksonville markets. Tricon responded swiftly to the impact of the hurricane by mobilizing field personnel to assess property conditions and complete repairs, while remaining focused on employees’ and residents’ safety and well-being. Assessments completed to date came in lower than previously estimated at approximately $1.9 million of repair costs, of which $0.2 million is expected to be covered by insurance. Tricon’s rental properties are insured under property and casualty insurance policies, subject to certain deductibles and limits.

Acquisitions update

The Company acquired 815 homes during the quarter at an average cost of $331,000 per home, including closing costs and up-front renovations, for a total acquisition cost of $270 million (of which Tricon's proportionate share was

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

approximately $84 million). The average acquisition cost per home of $331,000 decreased by 6.0% sequentially from $352,000 in Q3 2022, and 1.2% year-over-year from $335,000 in Q4 2021, as home prices have moderated recently amidst rising mortgage rates and increased economic uncertainty. Management believes there is currently a dislocation in the capital markets whereby the high cost of financing has negatively impacted investment returns on most acquisitions. As a result, Tricon has elected to further reduce its pace of acquisitions and expects to acquire approximately 400 homes in the first quarter of 2023, and to potentially slow acquisitions for the remainder of 2023 (see "Forward-looking statements" on page 1).

For the year ended December 31, 2022, the Company acquired 7,227 homes at an average cost of $352,000 per home, including closing costs and up-front renovations, for a total acquisition cost of $2.5 billion (of which Tricon's proportionate share was approximately $773 million).

OPERATING RESULTS – PROPORTIONATE TOTAL PORTFOLIO

For the periods ended December 31	Three months			Twelve months
(in U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Operating metrics(1)
Tricon wholly-owned rental homes	14,735	15,156	(421)	14,735	15,156	(421)
SFR JV homes	21,173	13,993	7,180	21,173	13,993	7,180
Rental homes	35,908	29,149	6,759	35,908	29,149	6,759

Occupancy	94.2%	94.0%	0.2%	93.8%	94.0%	(0.2%)
Average monthly rent	$1,741	$1,591	$150	$1,688	$1,529	$159
(1) The operating metrics reflect Tricon's proportionate share of the total portfolio, other than the number of rental homes which is presented in aggregate. The occupancy and average monthly rent are KPIs and are defined in Section 6.

For the periods ended December 31	Three months				Twelve months
(in thousands of U.S. dollars)	2022	2021	Variance	% Variance	2022	2021	Variance	% Variance

Rental revenue(1)	$103,096	$84,470	$18,626	22.1%	$386,770	$319,442	$67,328	21.1%
Other revenue(1)(2)	4,682	4,641	41	0.9%	20,457	15,463	4,994	32.3%
Total revenue from rental properties	107,778	89,111	18,667	20.9%	407,227	334,905	72,322	21.6%

Property taxes	16,350	13,096	3,254	24.8%	63,366	50,477	12,889	25.5%
Repairs and maintenance	4,659	4,794	(135)	(2.8%)	19,644	18,025	1,619	9.0%
Turnover(2)	891	1,810	(919)	(50.8%)	4,293	7,084	(2,791)	(39.4%)
Property management expenses	6,934	5,809	1,125	19.4%	25,986	21,848	4,138	18.9%
Property insurance	1,315	1,284	31	2.4%	5,220	4,905	315	6.4%
Marketing and leasing	300	260	40	15.4%	1,201	996	205	20.6%
Homeowners' association (HOA) costs	2,002	1,203	799	66.4%	5,881	4,592	1,289	28.1%
Other direct expenses	1,583	1,501	82	5.5%	6,093	5,323	770	14.5%
Total direct operating expenses	34,034	29,757	4,277	14.4%	131,684	113,250	18,434	16.3%

Net operating income (NOI)(3)	$73,744	$59,354	$14,390	24.2%	$275,543	$221,655	$53,888	24.3%
Net operating income (NOI) margin(3)	68.4%	66.6%			67.7%	66.2%
(1) All rental and other revenue is reflected net of bad debt. The Company has reserved 100% of residents’ accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.
(2) The comparative period has been reclassified to conform with the current period presentation. Resident recoveries of $819 and $3,294 for the three and twelve months ended December 31, 2021, respectively, which were previously recorded as a reduction in turnover expense, have been reclassified to other revenue.
(3) Non-IFRS measures; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

Total portfolio NOI increased by $14.4 million or 24.2% to $73.7 million in the fourth quarter of 2022 compared to $59.4 million in the fourth quarter of 2021, as revenue expansion outpaced expense growth.

Rental revenue increased by $18.6 million or 22.1% during the quarter, driven primarily by a 9.4% increase in the average monthly rent ($1,741 in Q4 2022 vs. $1,591 in Q4 2021) and 8.9% portfolio growth (Tricon’s proportionate share of rental homes was 21,464 in Q4 2022 compared to 19,707 in Q4 2021).

Direct operating expenses increased by $4.3 million or 14.4% during the quarter, reflecting incremental costs incurred on a larger portfolio of homes, higher property taxes attributable to home price appreciation and increased property management costs reflecting a tighter labor market. These increases were partially offset by a decrease in turnover expense attributable to a lower turnover rate.

OPERATING RESULTS – PROPORTIONATE SAME HOME PORTFOLIO

The same home portfolio includes homes that have been stabilized since September 30, 2020 as per the NAREIT guidelines (see Section 6).

For the same home portfolio, blended rent growth for the quarter was 7.4% (including 11.5% on new leases and 6.8% on renewals), accompanied by a 0.2% increase in occupancy to 98.0% from 97.8% recorded in the same period in 2021. While management expects rent growth to decelerate over time, the continued supply-demand imbalance, along with embedded portfolio loss-to-lease (estimated by management to be approximately 15% of market rents), is expected to drive healthy rent growth for the next few quarters (see “Forward-looking statements” on page 1). The Company's continued focus on resident retention has been essential in achieving record-low annualized turnover of 12.2% compared to 15.3% in the same period of the prior year, notwithstanding typically low turnover during the holiday period. These KPIs are defined in Section 6.

For the periods ended December 31	Three months			Twelve months
(in U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Operating metrics - same home(1)
Tricon wholly-owned rental homes	13,681	13,681	—	13,681	13,681	—
SFR JV homes	5,687	5,687	—	5,687	5,687	—
Rental homes	19,368	19,368	—	19,368	19,368	—

Occupancy	98.0%	97.8%	0.2%	98.1%	97.6%	0.5%
Annualized turnover rate	12.2%	15.3%	(3.1%)	15.0%	20.6%	(5.6%)

Average monthly rent	$1,680	$1,560	$120	$1,636	$1,519	$117

Average rent growth - renewal	6.8%	5.7%	1.1%	6.5%	4.9%	1.6%
Average rent growth - new move-in	11.5%	18.6%	(7.1%)	16.8%	17.0%	(0.2%)
Average rent growth - blended	7.4%	8.9%	(1.5%)	8.2%	8.3%	(0.1%)
(1) The operating metrics reflect Tricon's proportionate share of the same home portfolio, other than the total number of homes comprising the same home portfolio which is presented in aggregate.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

For the three months ended December 31
(in thousands of U.S. dollars)	2022	% of revenue	2021	% of revenue	Variance	% Variance

Rental revenue(1)	$75,624		$69,916		$5,708	8.2%
Other revenue(1)	2,887		3,531		(644)	(18.2%)
Total revenue from rental properties	$78,511	100.0%	$73,447	100.0%	$5,064	6.9%

Property taxes	11,901	15.2%	10,747	14.6%	1,154	10.7%
Repairs and maintenance	3,547	4.5%	4,012	5.5%	(465)	(11.6%)
Turnover	547	0.7%	1,684	2.3%	(1,137)	(67.5%)
Property management expenses	4,238	5.4%	3,911	5.3%	327	8.4%
Property insurance	1,019	1.3%	1,009	1.4%	10	1.0%
Marketing and leasing	94	0.1%	115	0.2%	(21)	(18.3%)
Homeowners' association (HOA) costs	1,386	1.8%	951	1.3%	435	45.7%
Other direct expenses	963	1.2%	1,070	1.5%	(107)	(10.0%)
Total direct operating expenses	23,695		23,499		196	0.8%

Net operating income (NOI)(2)	$54,816		$49,948		$4,868	9.7%
Net operating income (NOI) margin(2)	69.8%		68.0%
(1) All rental and other revenue is reflected net of bad debt. The Company has reserved 100% of residents’ accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.
(2) Non-IFRS measures; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

For the twelve months ended December 31
(in thousands of U.S. dollars)	2022	% of revenue	2021	% of revenue	Variance	% Variance

Rental revenue(1)	$294,741		$271,537		$23,204	8.5%
Other revenue(1)	12,905		12,458		447	3.6%
Total revenue from rental properties	$307,646	100.0%	$283,995	100.0%	$23,651	8.3%

Property taxes	48,441	15.7%	42,720	15.0%	5,721	13.4%
Repairs and maintenance	15,424	5.0%	15,536	5.5%	(112)	(0.7%)
Turnover	3,087	1.0%	6,586	2.3%	(3,499)	(53.1%)
Property management expenses	17,034	5.5%	15,642	5.5%	1,392	8.9%
Property insurance	4,055	1.3%	3,956	1.4%	99	2.5%
Marketing and leasing	408	0.1%	635	0.2%	(227)	(35.7%)
Homeowners' association (HOA) costs	4,165	1.4%	3,772	1.3%	393	10.4%
Other direct expenses	3,849	1.3%	3,835	1.4%	14	0.4%
Total direct operating expenses	96,463		92,682		3,781	4.1%

Net operating income (NOI)(2)	$211,183		$191,313		$19,870	10.4%
Net operating income (NOI) margin(2)	68.6%		67.4%
(1) All rental and other revenue is reflected net of bad debt. The Company has reserved 100% of residents’ accounts receivable balances aged more than 30 days, less the amount of residents' security deposits on hand.
(2) Non-IFRS measures; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

Total revenue for the same home portfolio increased by $5.1 million or 6.9% to $78.5 million in the fourth quarter of 2022 compared to $73.4 million for the same period in the prior year. This favorable change was primarily attributable to the following:

•Rental revenue – Rental revenue was $75.6 million compared to $69.9 million in the comparative period, representing an increase of 8.2%. This favorable variance was primarily attributable to an increase of 7.7% in the average monthly rent per occupied home ($1,680 in Q4 2022 compared to $1,560 in Q4 2021), as well as a 0.2% increase in occupancy from 97.8% to 98.0%.

•Other revenue – Other revenue was $2.9 million compared to $3.5 million in the fourth quarter of 2021, a decrease of 18.2%. This was attributable to the record-low turnover rate of 12.2% (compared to 15.3% in Q4 2021), which resulted in lower leasing fee income and resident recoveries. In addition, decreased

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

delinquency and improved collection efforts have led to a reduction in late fee income. This overall decrease in other fee income was partially offset by higher fees earned from smart-home offerings, providing residents with keyless access, smart thermostats, and a suite of in-home sensors (approximately 49% of same home properties or 9,413 homes were smart-home enabled in the current quarter compared to 38% or 7,399 homes in the same period in the prior year).

Same home operating expenses increased by $0.2 million or 0.8% to $23.7 million in the fourth quarter of 2022 from $23.5 million during the same period in 2021. The variance is largely attributable to the following:

•Property taxes – Property taxes were $11.9 million compared to $10.7 million in the prior-year period, an increase of 10.7%, reflecting significant year-over-year home price appreciation. The current period's tax accrual was trued up based on the final tax assessments received in most markets, resulting in a 13.4% year-over-year increase for the full year. Tricon continues to work with a property tax consultant to monitor tax assessments and appeal them where appropriate.

•Repairs and maintenance – Repairs and maintenance expense was $3.5 million compared to $4.0 million in the comparative period, a decrease of 11.6%. The Company has focused on cost management by refining and managing work scopes as well as undertaking a higher number of work orders in-house, both of which contributed to the overall expense reduction.

•Turnover – Turnover expense was $0.5 million compared to $1.7 million in the comparative period, a decrease of 67.5%. This favorable variance was attributable to the record-low annualized turnover rate of 12.2% (compared to 15.3% in Q4 2021), and increased capital improvement activities on turned homes given the longer resident tenure, which lowered the amount of expensed activities during the average turn. This trend may persist throughout 2023.

•Property management expenses – Property management expenses were $4.2 million compared to $3.9 million in the comparative period, an increase of 8.4%. This was reflective of higher costs driven by a tighter labor market and inflationary pressures.

•Homeowners' association ("HOA") costs – Homeowners' association costs were $1.4 million compared to $1.0 million in the comparative period, an increase of 45.7%. The rise in HOA expense was driven by growth in the size of the portfolio with more homes being situated in HOAs as well as increases in annual HOA premiums. A heightened level of rule enforcement by HOAs became more prevalent as the COVID-19 pandemic regulations eased, which also increased violation / penalty fees. This trend is expected to continue in the coming quarters.

Same home NOI increased by 9.7% to $54.8 million in the fourth quarter of 2022 compared to $49.9 million in the fourth quarter of 2021 as revenue growth outpaced expense growth. Concurrently, same home NOI margin increased to a record 69.8% in the fourth quarter of 2022 compared to 68.0% in the same period in the prior year.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

4.2    Adjacent residential businesses

4.2.1    Multi-Family Rental

On October 18, 2022, the Company successfully completed the sale of its remaining 20% interest in the U.S. multi-family rental portfolio for gross proceeds of $319.3 million including $99.9 million of performance fees (see Section 3.1). Accordingly, this section now includes one Class A high-rise property in downtown Toronto known as The Selby (note that nine other properties in downtown Toronto are currently under development or lease-up and are discussed in Section 4.2.2).

The Selby

Rental market conditions continued to be favorable in downtown Toronto in the fourth quarter of 2022, driven mainly by elevated mortgage rates that negatively impacted for-sale housing affordability along with a general scarcity of high-quality rental housing in the city. Occupancy at The Selby remained stable at 98.0%, supported by an improved annualized turnover rate of 24.0% which represents a 6.4% decline year-over-year. Blended rent growth continued at a healthy level of 11.4% reflecting a combination of higher market rents and the removal of substantial leasing concessions prevalent during the COVID-19 pandemic. Management expects that rent growth will moderate in the next few quarters, driven by the reduction of leases with pandemic-era rents and leasing incentives in place (see "Forward-looking statements" on page 1).

The Selby generated net operating income for the quarter of C$0.4 million, an increase of 26.1% compared to the same period in the prior year.

For the periods ended December 31	Three months			Twelve months
(in Canadian dollars)	2022	2021	Variance	2022	2021	Variance

Number of properties	1	1	—	1	1	—
Number of units	500	500	—	500	500	—

Occupancy	98.0%	97.8%	0.2%	98.1%	90.6%	7.5%
Annualized turnover rate	24.0%	30.4%	(6.4%)	29.6%	34.0%	(4.4%)

Average monthly rent	$2,685	$2,405	$280	$2,558	$2,482	$76

Average rent growth - renewal	8.3%	4.6%	3.7%	15.3%	(3.3%)	18.6%
Average rent growth - new move-in	18.0%	7.4%	10.6%	17.7%	(15.7%)	33.4%
Average rent growth - blended	11.4%	5.6%	5.8%	16.2%	(10.0%)	26.2%

For the three months ended December 31
(in thousands of Canadian dollars, unless otherwise indicated)	2022		2021		Variance		% Variance

Total revenue from rental properties		$642		$553		$89	16.1%
Total direct operating expenses	227		224		3		1.3%

Net operating income (NOI)(1),(2)		$415		$329		$86	26.1%
Net operating income (NOI) margin(2)	64.6%		59.5%
Net operating income (NOI)(1),(2)	US$	306	US$	261	US$	45	17.2%

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

For the twelve months ended December 31
(in thousands of Canadian dollars, unless otherwise indicated)	2022		2021		Variance		% Variance

Total revenue from rental properties		$2,469		$2,015		$454	22.5%
Total direct operating expenses	914		905		9		1.0%

Net operating income (NOI)(1),(2)		$1,555		$1,110		$445	40.1%
Net operating income (NOI) margin(2)	63.0%		55.1%
Net operating income (NOI)(1),(2)	US$	1,195	US$	885	US$	310	35.0%
(1) All dollar amounts in this table represent Tricon's 15% share of the operating results.
(2) Non-IFRS measures; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

4.2.2    Residential Development

Tricon's residential development business segment currently includes (i) new Class A multi-family rental apartments in Canada that are in the development and construction stages and one income-producing property that is not yet stabilized, (ii) build-to-rent, dedicated single-family rental communities in the United States with the intention to operate as part of the single-family rental portfolio upon stabilization, and (iii) legacy investments in for-sale housing development projects predominantly in the United States.

As at (in thousands of U.S. dollars)	December 31, 2022	December 31, 2021

Canadian residential developments	$221,250	$204,129
U.S. residential developments	138,369	143,153

Net investments in residential developments	$359,619	$347,282

Net investments in residential developments as a % of total real estate assets	3%	4%

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

Canadian residential developments

The Company is one of the most active rental developers in downtown Toronto with eight projects totaling 4,280 units in pre-construction or under construction and one income-producing property (The Taylor) that is not yet stabilized as at December 31, 2022. The Taylor's attractive location, bold design and amenity-rich offerings have been well received by prospective renters, resulting in occupancy rates tracking ahead of budget. During its first quarter of operation, The Taylor reported 118 leases signed and achieved 41% lease-up, with average monthly rents of C$4.42 per square foot. Once lease-up stabilization occurs, The Taylor will transition from the residential development business segment to Tricon’s multi-family rental business segment.

The Company's portfolio also includes an existing commercial property, The Shops of Summerhill, adjacent to The James development project.

As at December 31, 2022, the carrying value of Tricon's net assets in its Canadian multi-family development portfolio was $221.3 million. The following table summarizes the net assets by stage of development.

	December 31, 2022				December 31, 2021
(in thousands of U.S. dollars)	Tricon's share of property value	Tricon's share of debt and lease obligations(1)	Tricon's share of net working capital and other items	Tricon's net assets (2)	Tricon's share of property value	Tricon's share of debt and lease obligations(1)	Tricon's share of net working capital and other items	Tricon's net assets (2)

Projects in pre-construction(3)	$17,968	$(13,649)	$245	$4,564	$15,800	$(13,553)	$(24)	$2,223
Projects under construction(3)	301,836	(123,626)	(9,774)	168,436	270,056	(127,401)	4,743	147,398
Project in lease-up(4)	56,687	(28,910)	(1,145)	26,632	46,506	(19,741)	(1,305)	25,460
Stabilized commercial property(5)	35,586	(15,972)	2,004	21,618	39,401	(12,113)	1,755	29,043
Disposed project(6)	—	—	—	—	—	—	5	5
Total	$412,077	$(182,157)	$(8,670)	$221,250	$371,763	$(172,808)	$5,174	$204,129

Equity-accounted investments in Canadian residential developments	$275,664	$(161,153)	$(7,973)	$106,538	$238,513	$(138,609)	$(1,229)	$98,675
Canadian development properties, net of debt	136,413	(21,004)	(697)	114,712	133,250	(34,199)	6,403	105,454
Total	$412,077	$(182,157)	$(8,670)	$221,250	$371,763	$(172,808)	$5,174	$204,129
(1) Tricon's share of debt and lease obligations of $182,157 (December 31, 2021 - $172,808) consists of $148,694 of land and construction loans (net of deferred financing fees) and $33,463 of lease obligations under ground leases (December 31, 2021 - $135,906 and $36,902, respectively).
(2) Represents Tricon's share of development properties and other working capital items, net of debt and lease obligations.
(3) The Company started construction on the Queen & Ontario project in Q2 2022. Comparative figures have been reclassified to show the current status of the project as under construction.
(4) Includes The Taylor, which began generating rental income during Q4 2022 and has not yet stabilized. Comparative figures have been reclassified to show the current status of The Taylor as a project in lease-up.
(5) Represents The Shops of Summerhill, an adjacent commercial property to The James development project.
(6) On November 12, 2021, Tricon, along with its institutional partner, sold their combined 80% interest in the 7 Labatt partnership to the remaining joint venture partner. Tricon has no additional dispositions planned in the near term.

Projected units and timelines are estimated based on current project plans which are subject to change. Refer to page 1, "Forward-looking statements". Although the portfolio experienced pressures on construction timelines and costs associated with the current inflationary environment, the Company leveraged its strong trade relationships to minimize construction delays and reduce the impact of cost increases.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

Investments in U.S. residential developments

The Company’s U.S. residential developments include the development of dedicated single-family communities, and legacy investments in for-sale housing, including land development and homebuilding projects.

Tricon develops single-family rental communities through its two joint venture partnerships with the Arizona State Retirement System ("ASRS") which have a total equity commitment of $950 million, including a $150 million co-investment from Tricon and $800 million from ASRS. As a follow-on to its first joint venture, THPAS JV-1, the Company closed its second joint venture, THPAS Development JV-2, with ASRS during the second quarter of this year. The total portfolio comprising both joint venture partnerships currently consists of 2,227 build-to-rent units under development across twelve communities in Texas, California and Nevada. Pursuant to its agreements with ASRS, Tricon will increase its ownership interest in the developed communities within THPAS Development JV-2 to 50% following their stabilization. These investments in single-family rental communities represent $19.4 million of Tricon’s $138.4 million total U.S. residential development investments at fair value.

The Company’s legacy for-sale housing investments are structured as self-liquidating investments with cash flows generated as land, lots or homes are sold to third-party buyers (typically large homebuilders or commercial developers in the case of land and end consumers for homebuilding). These investments represent $119.0 million of Tricon’s $138.4 million total U.S. residential development investments at fair value.

In aggregate, the Company's U.S. residential development investments represent 1.1% of the Company's total assets but are expected to generate approximately $265.1 million of net cash flow to Tricon, with the majority anticipated over the next five years (see “Non-IFRS measures and forward-looking statements” on page 1).

During the fourth quarter of 2022, these assets generated $5.4 million of distributions to Tricon, and $47.7 million in 2022 ($58.7 million when including the cash received from the sale of Bryson MPC Holdings LLC to THPAS Development JV-2 LLC), including $10.4 million of performance fees.

(in thousands of U.S. dollars)	Advances to date	Distributions to date(1)	Tricon's fair value of investment	Projected distributions net of advances remaining(2)

Investments in U.S. residential developments	$542,427	$545,066	$138,369	$265,072
(1) Distributions include repayments of preferred return and capital.
(2) Projected distributions are based on current project plans which are subject to change. Refer to page 1, "Forward-looking statements".

The scheduled time frame for Tricon to receive the projected net distributions remaining, which is based on current project plans and subject to change (refer to page 1, "Forward-looking statements"), is as follows:

(in thousands of U.S. dollars)	1 to 2 years	3 to 5 years	More than 5 years	Total

Projected distributions net of advances remaining	$32,061	$141,548	$91,463	$265,072

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

4.3    Private Funds and Advisory

Through its private funds and advisory ("PF&A") business, Tricon earns fees from managing third-party capital co-invested in its real estate assets. Activities of this business include providing asset management, property management and development management services. The Company intends to continue raising and managing third-party capital to generate scale and drive operational synergies, diversify its investor base, capitalize on opportunities that would otherwise be too large for the Company, reduce its balance sheet exposure to development activities, and enhance Tricon’s return on equity by earning asset management and other fees.
Performance overview

The following table provides details of revenue from private funds and advisory services for the three and twelve months ended December 31, 2022 and 2021, including inter-segment revenues eliminated upon consolidation.

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Asset management fees(1)	$2,977	$3,386	$(409)	$12,431	$12,719	$(288)
Performance fees(2)	—	3,676	(3,676)	110,330	8,909	101,421
Development fees(3)	9,753	7,993	1,760	26,826	24,418	2,408
Property management fees(4)	2,090	2,623	(533)	10,501	4,647	5,854
Revenue from private funds and advisory services	14,820	17,678	(2,858)	160,088	50,693	109,395

Asset management fees(5)	$2,492	$2,547	(55)	10,035	4,941	5,094
Property management fees (6)	3,618	5,437	(1,819)	21,938	11,841	10,097
Other fees(7)	—	—	—	—	989	(989)
Fees eliminated upon consolidation	6,110	7,984	(1,874)	31,973	17,771	14,202

Performance fees realized on sale of U.S. multi-family rental portfolio(2)	99,865	$—	$99,865	$—	$—	$—
Total FFO(8) impact from fees	$120,795	$25,662	$95,133	$192,061	$68,464	$123,597
(1) Ranges typically from 0.5-2% of committed or invested capital throughout the lives of the Investment Vehicles under management.
(2) Calculated as approximately 20% (in most cases) of net cash flow after investors’ capital has been returned, together with a pre-tax preferred return on capital of, typically, between 8% and 10%. Performance fees of $99.9 million were earned in the third quarter of 2022 in respect of the sale of the U.S. multi-family rental portfolio. As the transaction closed and cash was received during the fourth quarter, these performance fees are included in the Core FFO calculation for the three months ended December 31, 2022.
(3) Calculated as 2-5% of the sales price of single-family lots, residential land parcels and commercial land within master-planned communities, and 4-5% of overall development costs of Canadian multi-family rental apartments.
(4) Includes 4-7.75% of rental revenue from multi-family rental properties, build-to-rent single-family homes and other ancillary fees.
(5) Asset management fees earned from the limited partners of the single-family rental joint ventures are eliminated upon the consolidation of these Investment Vehicles; however, such fees are accounted for within Tricon's proportionate Core FFO.
(6) Property management fees (including acquisition fees calculated at 1% of pre-renovation costs and leasing fees) earned from the limited partners of the single-family rental joint ventures are eliminated upon the consolidation of these Investment Vehicles. Such fees are accounted for within Tricon's proportionate Core FFO. The details of property management fees are as follows:

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Leasing fees	$2,557	$1,873	$684	$10,383	$5,171	$5,212
Acquisition fees	$1,061	$3,564	$(2,503)	$11,555	$6,670	$4,885
Property management fees	$3,618	$5,437	$(1,819)	$21,938	$11,841	$10,097

(7) Includes preferred return earned by the Company from third-party limited partners upon the sale of a portfolio of single-family homes to a single-family joint venture.
(8) Non-IFRS measure; see “Non-IFRS measures” on page 1, Section 6 and Appendix A.

The following table provides details of the total FFO impact from private funds and advisory services:

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Asset management fees	$5,469	$5,933	$(464)	$22,466	$17,660	$4,806
Performance fees	99,865	3,676	96,189	110,330	8,909	101,421
Development fees	9,753	7,993	1,760	26,826	24,418	2,408
Property management fees	5,708	8,060	(2,352)	32,439	16,488	15,951
Other fees	—	—	—	—	989	(989)
Total FFO impact from fees	$120,795	$25,662	$95,133	$192,061	$68,464	$123,597

Asset management fees

Tricon earns asset management fee revenue on $2.5 billion of fee-bearing capital across its business segments. Asset management fee revenues for this quarter were $5.5 million compared to $5.9 million in the fourth quarter of 2021. The decrease was primarily driven by the sale of the U.S. multi-family rental portfolio which was completed on October 18, 2022. Accordingly, the fourth quarter asset management fees include a $0.1 million contribution from the U.S. multi-family rental portfolio as opposed to $0.5 million in the same period in the prior year. This decrease was partially offset by additional fees earned following the formation of the THPAS Development JV-2 joint venture in the second quarter of 2022.

Performance fees

There were no performance fee revenues recognized for the fourth quarter, compared to $3.7 million in the prior year comparative period. Performance fee revenue of $99.9 million was recognized upon the sale of the U.S. multi-family rental portfolio in the third quarter of 2022, while the cash was received in the fourth quarter of 2022. The Company earns performance fees once targeted returns are achieved by Investment Vehicles and records them only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Consideration for these services is variable as it is dependent upon the occurrence of a future event that includes the repayment of investor capital and a predetermined rate of return.

(in thousands of U.S. dollars)	1 to 2 years(1)	3 to 5 years	More than 5 years(2)	Total

Estimated future performance fees (3)	$10,000	$138,000	$39,000	$187,000
(1) The estimated future performance fees in the next 1 to 2 years have been updated to remove approximately $100 million from the disposition of the U.S. multi-family family rental portfolio, which were received during the fourth quarter of 2022.
(2) In addition to the change in the near-term amounts described above, the remaining variance to these amounts have also been revised to reflect the estimated change in the future performance of the Company’s other Investment Vehicles.
(3) Estimated future performance fees are calculated pursuant to current business plans, which involve estimating future cash flows from operations and eventual sale, less construction and development costs, to determine the quantum and timing of funding requirements and cash distributions for each Investment Vehicle. Such estimated future performance fees are discounted based on expected time horizons and risk (including the risks set out in the AIF and the risk that future performance does not align with assumptions noted under the heading "Forward-looking statements" on page 1), and presented above before the deduction of any amounts paid to employees under the LTIP and performance fee expense to unitholders of the participation arrangements. Forward-looking information; see page 1.

Development fees

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

The Johnson Companies (“Johnson”)	$8,319	$6,823	$1,496	$21,248	$18,653	$2,595
Tricon Development Group ("TDG")	1,434	1,170	264	5,578	5,765	(187)
Development fees	$9,753	$7,993	$1,760	$26,826	$24,418	$2,408

Development fee revenues in the fourth quarter increased by $1.8 million, including a $1.5 million contribution from Johnson driven by a large bulk sale of commercial lands and meaningfully higher lot prices. Development fees from Canadian residential development projects also increased by $0.3 million as development of the Symington project commenced in the first quarter of 2022.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

Property management fees

The Company earned $5.7 million in property management fees in the quarter through its rental operating platform, representing a $2.4 million decrease from the comparative period. This decrease was driven primarily by a $2.5 million reduction in acquisition fees as a result of fewer acquisitions of SFR homes, as well as lower property management fees following the divestiture of Tricon's interest in the U.S. multi-family rental portfolio which occurred on October 18, 2022. This was partly offset by higher leasing fees from managing a larger portfolio of SFR homes.

Corporate overhead efficiency

Fees earned from managing third-party capital allow Tricon to improve operating efficiency and offset corporate overhead expenses. The following table provides details of the Company's net overhead expenses for the three and twelve months ended December 31, 2022 and 2021:

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Total FFO impact from fees (excluding performance fees)	$20,930	$21,986	$(1,056)	$81,731	$58,566	$23,165

Salaries and benefits	(14,106)	(13,412)	(694)	(55,040)	(43,630)	(11,410)
Cash-based AIP expense	(3,990)	(5,038)	1,048	(20,307)	(15,922)	(4,385)
General and administration expense in Core FFO(1)	(13,219)	(12,379)	(840)	(48,008)	(36,147)	(11,861)
Recurring gross overhead expenses	$(31,315)	$(30,829)	$(486)	$(123,355)	$(95,699)	$(27,656)

Overhead expenses, net(2)	(10,385)	(8,843)	(1,542)	(41,624)	(37,133)	(4,491)

Total FFO impact from fees (excluding performance fees) as a percentage of recurring gross overhead expenses	67%	71%	(4%)	66%	61%	5%
(1) See Appendix A for reconciliation to general and administration expense per the Company's Consolidated Financial Statements.
(2) Overhead expenses for the three months ended December 31, 2022 were fully covered by fees when including performance fees.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

5.    Liquidity and capital resources

5.1    Financial strategy

The Company seeks to maintain financial strength and flexibility by lowering its cost of debt and equity capital and minimizing interest rate fluctuations over the long term. Some key elements of Tricon’s financing strategy are:

•Using various forms of debt such as fixed-rate or floating-rate bank financing and unsecured debentures with conversion features, and attempting to stagger the maturity of its obligations. The Company typically purchases interest rate caps to limit its exposure to variable interest rate increases.

•Using convertible or exchangeable securities where the principal can be redeemed by the issuance of common shares at the Company’s option.

•Where appropriate, raising equity through the public or private markets in the U.S. and Canada to finance its growth and strengthen its financial position.

5.2    Liquidity

Tricon generates substantial liquidity through:

•Stable cash flow received from our single-family rental business.

•Cash distributions from operating cash flow generated by our multi-family rental businesses.

•Cash distributions from land, lot and home sales in our legacy for-sale housing business.

•Fee income from our PF&A business.

•Repatriation of capital extracted through refinancings.

•Cash distributions generated from the turnover of assets with shorter investment horizons.

•Syndicating investments to private investors and thereby extracting Tricon's invested capital.

To enable us to react to attractive acquisition or investment opportunities and deal with contingencies when they arise, we typically maintain sufficient liquidity at the corporate level and within our key operating platforms. Our primary sources of liquidity consist of cash and a corporate credit facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

Contractual obligations

The following table presents the contractual maturities of the Company’s financial liabilities at December 31, 2022, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars)
As at December 31, 2022	Due on demand and within the year	From 1 to 2 years	From 3 to 4 years	From 5 years and later	Total

Liabilities
Debt(1)	757,135	1,949,405	2,529,240	542,457	5,778,237
Other liabilities	—	10,370	8,620	15,534	34,524
Limited partners' interests in single-family rental business	—	—	851,416	845,456	1,696,872
Derivative financial instruments	—	—	—	51,158	51,158
Due to Affiliate	—	—	—	295,325	295,325
Amounts payable and accrued liabilities	138,273	—	—	—	138,273
Resident security deposits	79,864	—	—	—	79,864
Dividends payable	15,861	—	—	—	15,861
Total	$991,133	$1,959,775	$3,389,276	$1,749,930	$8,090,114
(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

Working capital

As at December 31, 2022, Tricon had a net working capital deficit of $724.3 million, reflecting current assets of $266.8 million, offset by current liabilities of $991.1 million. The working capital deficit primarily results from two single-family rental joint venture subscription facilities and a term loan with an aggregate outstanding balance of $756.5 million maturing in the second to fourth quarter of 2023 (of which Tricon's proportionate share is $383.2 million). The Company intends to exercise available options to extend the applicable maturity dates, subject to lenders' approval. The Company has determined that its current financial obligations and working capital deficit are adequately funded from the available borrowing capacity and from operating cash flows.

As of December 31, 2022, there was no outstanding amount under the corporate credit facility and $500,000 of the corporate credit facility remained available to the Company.

5.3    Capital resources

Debt structure

Management mitigates interest rate risk by maintaining the majority of its debt at fixed rates. The impact of variable interest rate increases or decreases is discussed in the Company’s financial statements. Management also mitigates its exposure to fixed-rate interest risk by staggering maturities with the objective of achieving even, annual maturities over a ten-year time horizon to reduce Tricon’s exposure to interest rate fluctuations in any one period. The Company’s long-term debt structure is presented in Note 19 of the Company's consolidated financial statements, which information is incorporated herein by reference, and further summarized in Section 3.2 of this document.

The Company provides financial guarantees for land loans and construction loans in its residential development business.

As at December 31, 2022, the Company was in compliance with all of its financial covenants.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

Equity issuance and cancellations

The Company’s Dividend Reinvestment Plan (“DRIP”) provides eligible holders of common shares with the opportunity to reinvest their cash dividends paid on the Company’s common shares to purchase additional common shares at a price equal to the average market price (as defined in the DRIP) on the applicable dividend payment date, less an applicable discount of up to 5% determined by the Board from time to time.

As at December 31, 2022, there were 273,464,780 common shares issued by the Company, of which 272,840,692 were outstanding and 624,088 were reserved to settle restricted share awards in accordance with the Company's Restricted Share Plan. In addition, the Company had 3,839,723 outstanding stock options and 2,419,824 outstanding deferred share units (DSUs).

On March 2, 2022, the Company issued 554,832 common shares in connection with the exchange of 4,675 preferred units issued by Tricon PIPE LLC. The exchange reduced the Affiliate's preferred unit liability and the Company's associated promissory note owed to the Affiliate by $4.7 million. As at December 31, 2022, there was $295.3 million in outstanding aggregate principal amount of Due to Affiliate in connection with the exchangeable preferred units. Pursuant to the transaction documents associated with such issuance, the investors in such preferred units have rights to exchange the preferred units into common shares of the Company at an exchange price of $8.50 per common share, as may be adjusted from time to time in accordance with the terms of such transaction documents. As at December 31, 2022, this equated to 34,744,118 common shares of the Company.

On October 13, 2022, the Company announced that the "TSX" had approved its notice of intention to make a normal course issuer bid ("NCIB") to repurchase up to 2,500,000 of its common shares trading on the TSX, the NYSE and/or alternative Canadian trading systems during the twelve-month period ending on October 17, 2023. As at December 31, 2022, the Company had repurchased 338,100 of its common shares on the TSX and 339,566 shares on the NYSE under the NCIB for $5.4 million. The repurchased common shares were subsequently cancelled. Subsequent to year-end, the Company repurchased an additional 436,367 common shares on the TSX and 435,013 on the NYSE under the NCIB program for $7.3 million. As at February 28, 2023, the Company has 273,035,609 shares issued, of which 272,407,184 shares are outstanding.

The following table summarizes the Company's equity capital structure at December 31, 2022 and December 31, 2021:

	December 31, 2022	December 31, 2021	Variance

Common shares outstanding(1)	272,840,692	272,176,046	664,646
Restricted common shares	624,088	597,179	26,909
Number of basic common shares issued	273,464,780	272,773,225	691,555

Outstanding stock options	3,839,723	2,017,327	1,822,396
Outstanding deferred share units (DSUs)	2,419,824	2,847,575	(427,751)
Common shares underlying exchangeable preferred units	34,744,118	35,294,118	(550,000)
(1) Common shares outstanding as at December 31, 2022 includes 323,048 common shares issued under the Dividend Re-Investment Program ("DRIP") during the year.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

6.    Operational key performance indicators

The non-IFRS financial measures, non-IFRS ratios and KPI supplementary financial measures discussed throughout this MD&A for each of the Company’s business segments are calculated based on Tricon's proportionate share of each portfolio or business and are defined and discussed below. The presentation on a proportionate basis reflects only the portion attributable to Tricon's shareholders based on the Company's ownership percentage of the underlying entities and excludes the percentage associated with non-controlling and limited partners' interests. The Company believes that providing these measures on a proportionate basis is helpful to investors in assessing the overall performance of the Company’s business.These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance; however, they do not have any standardized meaning prescribed by IFRS and are not necessarily comparable to similar measures presented by other publicly-traded entities. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. See “Non-IFRS measures” on page 1 and Appendix A.

Single-family and multi-family rental

•Net operating income ("NOI") represents total revenue from rental properties, less direct operating expenses and property management expenses. NOI excludes non-property specific and indirect overhead expenses, interest expense and non-core income or expenses such as gains or losses on the disposition of rental properties. Tricon believes NOI is a helpful metric to evaluate the performance of its rental business and compare it to industry peers.

•Net operating income ("NOI") margin represents net operating income as a percentage of total revenue from rental properties.

•Occupancy rate represents the total number of days that units were occupied during the measurement period, divided by the total number of days that the units were owned during the measurement period (excluding units held for sale). Management believes occupancy is a main driver of rental revenues and that comparing occupancy across different periods is helpful in evaluating changes in rental revenues.

•Annualized turnover rate during the period represents the number of resident move-outs divided by the weighted average number of rental units (excluding units held for sale) in the period, annualized for a twelve-month period. Management believes the annualized turnover rate impacts occupancy and therefore revenue, as well as the cost to maintain the rental portfolios.

•Average monthly rent represents average monthly rental income per unit for occupied units and reflects the impact of rent concessions amortized over the life of the related leases. Tricon believes average monthly rent reflects pricing trends which impact rental revenue over time.

•Average rent growth during the period represents the percentage difference between the monthly rent from an expiring lease and the monthly rent from the next lease and reflects the impact of rent concessions amortized over the life of the related lease. Leases are either renewal leases, where a current resident chooses to stay for a subsequent lease term, or a new lease, where a previous resident moves out and a new resident signs a lease to occupy the same unit. Average rent growth drives average monthly rent and management finds it is useful to evaluate changes in rental revenue across periods.
•“Same home” or “same home portfolio” includes homes that were stabilized 90 days prior to the first day of the prior-year comparative period as per the guidelines of the National Rental Home Council. It excludes homes that have been sold, homes that have been designated for sale and homes taken out of service as a result of a major renovation. This same home portfolio is defined on January 1 of each reporting year. Based on this definition, any home currently included in the same home portfolio will have satisfied the conditions described above prior to September 30, 2020, and those homes have been held in operations throughout the full periods presented in both 2021 and 2022.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

Private Funds and Advisory

•Total fee revenue represents total asset management, property management, development management and performance fees earned, excluding inter-company fees earned.

•Assets Under Management (“AUM”) includes balance sheet capital invested in the Company's principal investments and capital managed on behalf of third-party investors and is a helpful measure in evaluating the Company’s ability to grow and manage strategic capital. AUM is calculated as follows:

ASSETS UNDER MANAGEMENT
Principal Assets Under Management
Single-family rental, multi-family rental and Canadian residential developments	Fair value of rental and development properties plus unfunded commitment
U.S. residential developments	Fair value of invested capital plus unfunded commitment
Third-Party Assets Under Management
Single-family rental, multi-family rental and Canadian residential developments	Fair value of rental and development properties plus unfunded commitment
U.S. residential developments
For-sale housing	Outstanding invested equity and unfunded commitment
Build-to-rent	Outstanding invested equity and project-level funded debt plus unfunded commitment

Company operating performance

Funds from operations (“FFO”), core funds from operations (“Core FFO”) and adjusted funds from operations ("AFFO") are metrics that management believes to be helpful in evaluating the Company's operating performance, considering the recent expansion of its residential rental portfolio. These are metrics commonly used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income-producing properties. Management believes that providing these performance measures on a supplemental basis is helpful to investors in assessing the overall performance of the Company’s business.

•FFO represents net income excluding the impact of fair value adjustments and amortization of intangibles arising from business combinations. The Company's definition of FFO reflects all adjustments that are specified by the National Association of Real Estate Investment Trusts ("NAREIT"). In addition to the adjustments prescribed by NAREIT, Tricon excludes any fair value gains that arise as a result of reporting under IFRS, except for fair value gains arising from Tricon's U.S. residential developments business which are intended to act as a proxy for cash generation.

•Core FFO presents FFO as a normalized figure, adjusting for transaction costs, convertible debentures interest, interest on Due to Affiliate, fees eliminated upon consolidation, non-recurring and non-cash items.

•AFFO represents Core FFO less recurring capital expenditures, which represent ongoing costs associated with maintaining and preserving the quality of a property after it has been renovated.

•Effect of FFO, Core FFO and AFFO from discontinued operations is presented on a combined basis with continued operations.

Tricon’s method of calculating FFO is substantially in accordance with NAREIT’s recommendations, but may differ from other issuers’ methods and, accordingly, may not be comparable to FFO reported by other issuers.

Core FFO and AFFO per share amounts are calculated based on the weighted average common shares outstanding in the period, assuming the conversion of all potentially dilutive shares (including convertible debt and exchangeable preferred units) to show the full dilutive impact to shareholders.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

Core FFO and AFFO payout ratios are calculated by dividing dividends declared for the period by Core FFO and AFFO, respectively, which are indicative of the Company's ability to fund dividend payments using cash from operations.

Net debt

Net debt represents the Company's total current and long-term debt per its financial statements, less its cash and restricted cash. Management believes it is a helpful liquidity measure to reflect the Company's ability to meet all of its obligations simultaneously if they were due immediately.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

7.    Accounting estimates and policies, controls and procedures, and risk analysis

7.1    Revenue and income recognition

The following table summarizes the revenue earned from the Company’s business segments.

TOTAL REVENUE
Revenue
Revenue from single-family rental properties	• Lease revenue is primary rental revenue from a lease contract, earned directly from leasing the homes.
• Ancillary revenue is income earned from residents that is not primary rental revenue from a lease contract. Ancillary revenue includes pet fees, early termination fees and other service fees.
• Non-lease revenue includes property management services, such as repairs and maintenance performed on the properties.
Revenue from private funds and advisory services	• Asset management fees from managing third-party capital invested through Investment Vehicles within the single-family rental, multi-family rental and residential development businesses.
• Performance fees from Investment Vehicles.
• Development management and advisory fees generated from residential development projects.
• Property management fees from managing single-family rental homes and multi-family rental properties.

Revenue from single-family rental properties
Revenue recognition under a lease commences when a resident has a right to use the leased asset, which is typically when the resident takes possession of, or controls the physical use of, the leased property. Generally, this occurs on the lease commencement date.

Lease contracts with residents normally include lease and non-lease components, which may be bundled into one fixed gross lease payment. Lease revenue earned directly from leasing the homes is recognized and measured on a straight-line basis over the lease term in accordance with IFRS 16, Leases (“IFRS 16”). Leases for single-family rental homes are generally for a term of one to two years.

Ancillary revenue is income the Company generates from providing services that are not primary rental revenue from a lease contract. Ancillary revenue includes pet fees, early termination fees and other service fees. Ancillary revenue is measured at the amount of consideration which the Company expects to receive in exchange for providing services to a resident. Ancillary revenue is included with revenue from single-family rental properties in the consolidated statements of comprehensive income

In addition to revenue generated from the lease component, revenue from single-family rental properties includes a non-lease component earned from the residents, which is recognized under IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). Non-lease revenue includes property management services, such as repairs and maintenance performed on the properties. These services represent a single performance obligation and revenue is recognized over time as the services are provided, regardless of when the payment is received. Revenue from rental properties is allocated to non-lease components using a cost-plus margin approach whereby the Company separates the operating costs that pertain to the services provided to the residents and applies a reasonable profit margin.

The Company has concluded that it is the principal in all of its revenue arrangements since it is the primary obligor in all of the revenue arrangements, it has pricing latitude and it is also exposed to credit risks.

Revenue from private funds and advisory services
The Company's vertically integrated management platform provides asset management, development management and property management services.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

The Company provides asset management services to joint venture partners and third-party investors for which it earns market-based fees in connection with its businesses in the U.S. and Canada. These contractual fees are typically 1-2% of committed or invested capital throughout the lives of the Investment Vehicles under management. The Company may also earn performance fees once targeted returns are achieved by an Investment Vehicle. The Company recognizes performance fees only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Consideration for these services is variable as it is dependent upon the occurrence of a future event that includes the repayment of investor capital and a predetermined rate of return. Revenue from performance fees is typically earned and recognized towards the end of the life of an Investment Vehicle.

The Company also earns development management and advisory service fees from third parties and/or related parties. Development management and advisory services are satisfied over time. Revenues are recognized based on the best estimate of the amounts earned for those services, which typically reflects contractual fees of 2-5% of the sales price of single-family lots, residential land parcels and commercial land within master-planned communities, as well as build-to-rent communities, and 4-5% of overall development costs of Canadian multi-family rental apartments. The Company includes variable consideration in the revenues only to the extent that it is highly probable that a significant amount of the cumulative revenue recognized will not reverse. Specifically for Johnson, consideration for these services is variable as it is dependent upon the occurrence of a future event that is the sale of the developed property. Revenue is typically recognized as the development of the property is completed, and control has been transferred to the respective buyer. These management fees earned in exchange for providing development management and advisory services are billed upon the sale of the property.

The Company earns property management fees, leasing fees, acquisition and disposition fees, and construction management fees through its rental operating platform. These management services are satisfied over time and revenues are recognized as services are provided in accordance with IFRS 15.

Income from equity-accounted investments in multi-family rental properties and Canadian residential developments

The Company recognizes income from equity-accounted investments in multi-family rental properties and Canadian residential developments under the equity method, as per IAS 28, Investments in Associates and Joint Ventures ("IAS 28"). The Company's equity-accounted investments in multi-family rental properties and Canadian residential developments are initially recognized at cost, and adjusted thereafter to recognize the Company's share of profit or loss of the investee in accordance with Tricon's accounting policies, which are discussed in Note 3 to the consolidated financial statements.

Income from investments in U.S. residential developments

The Company's investments in U.S residential developments meet the definition of associates and are accounted for under the equity method per IAS 28; however, Tricon has elected to apply the exception in paragraph IAS 28.36A, which permits a non-investment company investor to elect to retain investment entity accounting for associates that themselves qualify as investment entities, where applicable.

Most of the Company's investments in U.S. residential developments are measured at fair value, and income from investments in U.S. residential developments is calculated based on its share of the changes in the fair value of the net assets of each of the Investment Vehicles in which it invests. The fair value of each Investment Vehicle’s net assets is determined by the waterfall distribution calculations specified in the relevant governing agreements. The inputs into the waterfall distribution calculations include the fair values of the land development and homebuilding projects and working capital held by the Investment Vehicles. The fair values of the land development and homebuilding projects are based on appraisals prepared by external third-party valuators or on internal valuations using comparable methodologies and assumptions.

7.2    Accounting estimates and policies

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. Refer to the notes to the consolidated financial statements for details on critical accounting estimates.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

Transition to a rental housing company

In January 2020, the Company completed its previously announced transition to an owner and operator of diversified rental housing, resulting in the Company determining that it no longer meets the criteria for being an investment entity ("Investment Entity Accounting") under IFRS 10, Consolidated Financial Statements ("IFRS 10"). The exact timing of the transition from an investment entity to a rental housing company is highly judgmental and the Company concluded that this transition occurred in January 2020. As a result, effective January 1, 2020 (the “Transition Date”), the Company was required to apply the acquisition method of accounting as per IFRS 3, Business Combinations ("IFRS 3"), to all subsidiaries that were previously measured at fair value through profit or loss ("FVTPL").

Consequently, the Company began consolidating the financial results of controlled subsidiaries including those holding its investments in single-family rental homes and U.S. multi-family rental properties, resulting in the inclusion of these subsidiaries’ assets, liabilities and non-controlling interests on the balance sheet of the Company. Similarly, these subsidiaries' income and expenses have been reported on the Company’s consolidated statement of comprehensive income together with the non-controlling interests’ share of income.

Concurrently, the Company's investments in Canadian residential developments and U.S. residential developments are accounted for in one of two ways: (i) proportionate consolidation for joint operations for the period between January 1, 2020 and June 22, 2020, during which time the Company owned 50% and 25% interests in The James and The Shops of Summerhill, respectively; and (ii) equity accounting for associates and joint ventures, in accordance with IFRS 11, Joint Arrangements and IAS 28.

On March 31, 2021, the Company completed the syndication of its U.S. multi-family rental subsidiary, Tricon US Multi-Family REIT LLC, which resulted in a disposition of 80% of the Company's interest in that subsidiary.

On October 18, 2022, the Company sold its remaining 20% equity interest in Tricon US Multi-Family REIT LLC. Accordingly, the Company reclassified the current- and prior-year results and cash flows of the U.S. multi-family rental investment as discontinued operations separate from the Company's continued operations in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations ("IFRS 5") (see Note 5 of the consolidated financial statements).

The accounting impact of the Company's businesses and their presentation in the Company's consolidated financial statements are summarized in the table below.

	ACCOUNTING		PRESENTATION
Business segment	Accounting assessment	Accounting methodology	Presentation in Balance Sheet	Presentation in Statement of Income	Presentation of Non-controlling interest
Single-Family Rental
Tricon wholly-owned	Controlled subsidiary	Consolidation	Rental properties	Revenue from single-family rental properties	N/A
SFR JV-1	Controlled subsidiary	Consolidation			Limited partners' interests (Component of liabilities)
SFR JV-HD	Controlled subsidiary	Consolidation
SFR JV-2	Controlled subsidiary	Consolidation

Multi-Family Rental

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

U.S. multi-family(1)	Divested in October 2022	Equity method	Divested in October 2022	Income from discontinued operations	N/A
Canadian multi-family: 592 Sherbourne (The Selby)	Investments in associate	Equity method	Equity-accounted investments in multi-family rental properties	Income from equity-accounted investments in multi-family rental properties	N/A

Canadian residential developments
The Shops of Summerhill	Controlled subsidiary	Consolidation	Canadian development properties	Other income	N/A
The James (Scrivener Square)					N/A

57 Spadina (The Taylor)	Investments in associate	Equity method	Equity-accounted investments in Canadian residential developments	Income from equity-accounted investments in Canadian residential developments	N/A
WDL - Block 8 (Canary Landing)	Joint venture	Equity method			N/A
WDL - Block 20 (Canary Landing)	Joint venture	Equity method			N/A
WDL - Blocks 3/4/7 (Canary Landing)	Joint venture	Equity method			N/A
WDL - Block 10 (Canary Landing)	Joint venture	Equity method			N/A
6~8 Gloucester (The Ivy)	Joint venture	Equity method			N/A
Queen & Ontario	Joint venture	Equity method			N/A
Symington	Joint venture	Equity method			N/A

U.S. residential developments
THPAS Holdings JV-1 LLC	Investments in associates	Equity method	Investments in U.S. residential developments	Income from investments in U.S. residential developments	N/A
THPAS Development JV-2 LLC	Investments in associates	Equity method			N/A
For-sale housing	Investments in associates	Equity method			N/A

Private Funds and Advisory
Private funds GP entities	Controlled subsidiary	Consolidation	Consolidated	Revenue from private funds and advisory services	N/A
Johnson development management	Controlled subsidiary	Consolidation	Consolidated		Component of equity
(1) On October 18, 2022, the Company completed the sale of its remaining 20% equity interest in the U.S. multi-family rental portfolio (Note 5 of the consolidated financial statements).

Significant estimates

Income taxes

The determination of the Company’s income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. Significant estimates are required in determining the Company’s

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

consolidated income tax provision. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current tax and deferred tax provisions. Furthermore, deferred income tax balances are recorded using enacted or substantively enacted future income tax rates. Changes in enacted income tax rates are not within the control of management. However, any such changes in income tax rates may result in actual income tax amounts that may differ significantly from estimates recorded in deferred tax balances.

Valuation of rental properties

The fair values of single-family rental properties are typically determined using a combination of internal and external processes and valuation techniques according to the valuation policy as set out in Note 6 of the consolidated financial statements. The valuation inputs are considered Level 3 as judgment is used in determining the weight to apply to inputs based on recent comparable-sales data information and whether adjustments are needed to account for unique characteristics of the assets. A change to these inputs could significantly alter the fair values of the rental properties.

Fair value of investments

The fair values of the Company’s investments in U.S. residential development associates and investments in Canadian development properties are determined using the valuation methodologies described in Notes 9 and 10 of the consolidated financial statements. By their nature, these valuation techniques require the use of assumptions that are mainly based on market conditions existing at the end of each reporting period. Changes in the underlying assumptions could materially impact the determination of the fair value of a financial instrument. Imprecision in determining fair value using valuation techniques may affect the investment income recognized in a particular period.

Fair value of incentive plans and participation arrangements

Management is required to make certain assumptions and to estimate future financial performance in order to estimate the fair value of incentive plans and performance fees participation arrangements at each consolidated balance sheet date. The LTIP and the performance fees liability require management to estimate the net asset value of each Investment Vehicle and the corresponding changes in unrealized carried interests, which are updated on a quarterly basis. Changes in the underlying assumptions used to calculate the net asset value of each Investment Vehicle could materially impact the determination of the LTIP and the performance fees liability. Significant estimates and assumptions relating to such incentive plans and participation arrangements are disclosed in Notes 3, 31 and 32 of the consolidated financial statements.

Significant judgments

Acquisition of rental properties

The Company’s accounting policies relating to rental properties are described in Note 3 of the consolidated financial statements. In applying these policies, judgment is exercised in determining whether certain costs are additions to the carrying amount of a rental property and whether properties acquired are considered to be asset acquisitions or business combinations. Should the purchase meet the criteria of a business combination, then transaction costs such as appraisal and legal fees are expensed immediately and included in the consolidated statements of comprehensive income. If the purchase is an asset acquisition, transaction costs form part of the purchase price and earnings are not immediately affected.

Basis of consolidation

The consolidated financial statements of the Company include the accounts of Tricon and its wholly-owned subsidiaries, as well as entities over which the Company exercises control on a basis other than majority ownership

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

of voting interests within the scope of IFRS 10. Judgment is applied in determining if an entity meets the criteria of control as defined in the accounting standard.

Investments in joint ventures and joint arrangements

The Company makes judgments in determining the appropriate accounting for investments in other entities. These judgments include determining the significant relevant activities and assessing the level of influence Tricon has over the activities through contractual arrangements. In addition, the Company also determines whether Tricon's rights and obligations are directly related to the assets and liabilities of the arrangement or to the net assets of the joint arrangement.

Discontinued operations

Note 5 of the consolidated financial statements describes the sale of the Company's 20% equity interest in Tricon US Multi-Family REIT LLC and the classification of its operating results as a discontinued operation in accordance with IFRS 5. With the sale of the Company's remaining equity interest in Tricon U.S. Multi-Family REIT LLC, the Company recognized performance fee income of $99,865. Whether this performance fee income should also be classified as income from discontinued operations is a significant judgment.

The Company provides asset management services to third-party investors for which it earns performance fees as part of its private funds and advisory services business. Revenue from performance fees is typically earned and recognized towards the end of the life of an Investment Vehicle, upon the occurrence of an event that includes the repayment of investor capital and a predetermined rate of return. Under the asset management agreement within the Investment Vehicle, the Company had estimated the performance fee to be earned after five years. The Company continues to provide services to one of the primary investors through other Investment Vehicles.

Management's assessment concluded that the performance fee income recognized from the exit of Tricon US Multi-Family REIT LLC forms part of the Company's continuing operations as the Company would have earned the fee at the end of the investment's life irrespective of the early exit. The Company maintains its private funds and advisory services as one of the main segments of the business.

7.3    Controls and procedures

Internal controls and procedures

Management (defined as the CEO and CFO of the Company) is responsible for establishing and maintaining adequate internal control over financial reporting. Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 as required by National Instrument 52-109 issued by the Canadian Securities Administrators and rules 13a-15 and 15d-15 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) using criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2022. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their attestation report which appears in the Company’s consolidated financial statements.

During the year ended December 31, 2022, there were no changes to policies, procedures and processes that comprise the system of internal controls over financial reporting that may have negatively affected, or are reasonably likely to materially negatively affect, the Company's internal controls over financial reporting. Such controls and procedures are subject to continuous review and changes to such controls and procedures may require management resources and systems in the future. During the year, the Company implemented policies and procedures designed to ensure its compliance with the Sarbanes-Oxley Act, including with the requirements pursuant to Section 404 of the Sarbanes-Oxley Act to furnish a report by our management on our internal control over financial reporting (“ICFR”), which must be accompanied by an attestation report on ICFR issued by our independent registered public accounting firm.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

Disclosure controls and procedures

Disclosure controls and procedures are designed to ensure that (i) information required to be disclosed by the
Company in reports that it files or submits to the Commission under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to the Company's management, including its CEO and CFO, as appropriate, to allow for timely decisions regarding required disclosure.

At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the CEO and CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e)
under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective.

Limitations on internal controls and disclosure controls

Management does not expect that the disclosure controls or internal controls over financial reporting of the Company will prevent or detect all errors and all fraud or will be effective under all potential future conditions. A control system is subject to inherent limitations and, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect that there are resource constraints, and the benefits of controls must be considered relative to their costs. Inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of some persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential conditions. Projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

7.4    Transactions with related parties

Senior management of the Company own units, directly or indirectly, in the various Tricon Investment Vehicles, as well as common shares of the Company. Refer to Note 34 in the consolidated financial statements for further details concerning the Company’s transactions with related parties.

7.5    Dividends

On February 28, 2023, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after April 15, 2023 to shareholders of record on March 31, 2023.

7.6    Compensation incentive plans

The Company’s annual compensation incentive plans include an annual incentive plan (“AIP”) and a long-term incentive plan (“LTIP”).

Annual Incentive Plan (“AIP”)

The Company’s AIP provides for an aggregate bonus pool based on the sum of all employees’ individual AIP targets. The portion of the pool attributable to senior executive management is market-benchmarked and subject to an adjustment factor, as approved by the Board, of between 50% and 150%, based on the achievement of Company performance objectives determined by the Board at the beginning of each year. The final pool is then

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

allocated among employees based on individual and collective performance. AIP awards will be made in cash and equity-based grants, with the proportion of equity-based awards being correlated to the seniority of an individual’s role within the Company. Equity-based AIP awards are granted in a combination of deferred share units ("DSUs"), performance share units ("PSUs"), stock options and restricted shares, pursuant to the Company's Deferred Share Unit Plan ("DSUP"), Performance Share Unit Plan ("PSUP"), stock option plan and Restricted Share Plan, respectively.

Long-term incentive plan (“LTIP”)

LTIP expense is generated from two sources: (i) 50% of the Company’s share of performance fees or carried interest from certain Investment Vehicles, paid in cash when received; and (ii) 15% of the income from THP1 US (a U.S. residential development Investment Vehicle), also payable in cash pursuant to amendments to the LTIP made in 2022. Amounts under the LTIP are allocated among employees in accordance with the plan.

For the LTIP generated from the Company’s share of performance fees or carried interest from certain Investment Vehicles, the Company estimates the LTIP liability by determining the performance fees at each reporting date based on the estimated fair value of the underlying investments. Changes in the LTIP liability are recognized in the consolidated statements of comprehensive income.

Complete details concerning the Company’s compensation plans are set out in the Company’s most recent Management Information Circular, available on SEDAR at www.sedar.com and on the Company’s website at www.triconresidential.com.

7.7    Risk definition and management

There are certain risks inherent in the Company’s activities and those of its investees, including the ones described below, which may impact the Company’s financial and operating performance, the value of its investments and the value of its securities. The Annual Information Form contains a more detailed summary of risk factors pertaining to the Company and its business under the heading “Risk Factors”, which section is hereby incorporated herein by reference. The disclosures in this MD&A are subject to the risk factors outlined in the Annual Information Form. Other risks and uncertainties that the Company does not presently consider to be material, or of which the Company is not presently aware, may become important factors that affect the Company’s future financial condition and results of operations. The occurrence of any of the risks discussed herein or in the Annual Information Form could materially and adversely affect the business, prospects, financial condition, results of operations, cash flow or the ability of the Company to make dividends or the value of its shares.

Indebtedness and rising interest rates

The degree to which the Company is leveraged could have important consequences to the Company, including: (i) the Company’s future ability to obtain additional financing for working capital, capital expenditures or other purposes may be limited; (ii) the Company may be unable to refinance indebtedness on terms acceptable to the Company or at all; (iii) a significant portion of the Company’s cash flow could be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for future operations, capital expenditures and/or dividends on its Common Shares and increasing the risk of default on the Company’s debt obligations; (iv) the Company may be negatively impacted by rising interest rates; and (v) the Company may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures.

In addition to the potential consequences noted above, rising interest rates may impact the Company’s ability to finance its future growth and cause the Company to slow its property acquisition pace which itself could impact its ability to earn rent and fee revenue, raise future investment vehicles, or optimize its portfolio, all of which could negatively impact its financial condition and performance.

Moreover, rising interest rates, decreased availability of mortgage financing or of certain mortgage programs, higher down payment requirements or increased monthly mortgage costs may increase the cost of capital for the Company and may lead to reduced demand for new home sales and resales and mortgage loans, which could negatively impact our financial condition and performance.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

The Company manages interest rate risk by structuring its financings to stagger the maturities of its debt, thereby mitigating the exposure to interest rate and other credit rate fluctuations. However, there can be no assurance that the Company will be able to continue to stagger and fix its debt in the future at favorable terms or at all.

Inflation

In an attempt to combat recent inflation through cooling demand, the Bank of Canada and the Federal Reserve have tightened monetary policy through fiscal 2022 by increasing the overnight lending rate. In a rising interest rate environment, the cost of acquiring, financing, developing, expanding and renovating investment properties also increases, and together with upward pressure on capitalization rates and decreased investment property demand, the Company’s investment property values may decline as a result.

Inflation in Canada and the U.S. is currently at historically high levels. The rate of inflation impacts the general economic and business environment in which the Company operates. Recent inflationary pressures experienced domestically and globally, external supply constraints, tight labor markets and strong demand for goods and resources, together with the imposition by governments of higher interest rates or wage and price controls as a means of curbing inflationary increases, will put pressure on the Company’s development, financing, operation and labor costs and could negatively impact levels of demand for real property. Accordingly, continued inflationary pressures and the resulting economic impacts may adversely affect our financial condition and results of operations. If inflation at elevated levels persists and interest rates continue to climb, an economic contraction is possible. Higher inflation and the prospect of moderated growth also negatively impacts the debt and equity markets in which the Company seeks capital, and in turn might impact our ability to obtain capital in the future on favourable terms, or at all. While the Company’s portfolio and market position, as well as its stable resident base, provide the Company flexibility to navigate volatile economic conditions, there can be no assurances regarding the impact of a significant economic contraction on the business, operations, and financial performance of the Company.

Liquidity risk

Residential real estate assets generally cannot be sold quickly, particularly if local market conditions are poor. As a result, the Company may not be able to acquire or sell assets promptly in response to economic or other conditions. This inability to promptly reallocate capital or exit the market in a timely manner could adversely affect the Company’s financial condition and performance. Additionally, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we invest. These restrictions could reduce our ability to respond to changes in the performance of our portfolios and could adversely affect our financial condition and performance.

Benchmark interest rate reform risk

Regulators in the United Kingdom and elsewhere have recommended and are seeking to implement broad changes to benchmark interest rates, such as London Interbank Offered Rate ("LIBOR"). The transition away from the widespread use of LIBOR and such other benchmark rates to alternative reference rates and other potential interest rate benchmark reforms is expected to continue in the short term. For example, the current U.S. dollar LIBOR publication is scheduled to end by June 30, 2023. On December 16, 2022, the United States Federal Reserve Board adopted a final rule that implements the Adjustable Interest Rate (LIBOR) Act by identifying benchmark rates based on Secured Overnight Financing Rate (“SOFR”) that will replace LIBOR in certain financial contracts after June 30, 2023.

The discontinuation of LIBOR, and the transition to SOFR and other alternative reference rates, could lead to market instability, and could adversely impact the pricing, liquidity, value or return of the Company’s debt instruments, affect the Company’s ability to meet its payment obligations thereunder, require extensive changes to documentation, result in disputes, or cause the Company to incur additional costs and interest rate expense. Depending on these and several other factors, many of which are beyond the Company’s control, the Company’s business, financial condition and results of operations could be materially adversely impacted by such market transition and reform of benchmark interest rates. It remains uncertain how such changes would be implemented and the effects such changes may have on the Company, its business, financial condition and results of operations,

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

its investees and financial markets generally. The Company continues to actively monitor these potential changes and to include alternative rate-setting methodologies in its newly issued debt instruments.

Guarantees of project debt

The Company may agree to provide financial assistance to the subsidiary entities through which it carries on its activities. Such financial assistance may include the provision of payment guarantees to a project entity’s lenders of acquisition financing, construction debt or long-term financing, and the provision of construction completion guarantees. Such guarantees may be joint or several with other partners in a particular investment. The Company’s and its partners’ guarantees of project-level obligations may not be in proportion to their respective investments in the project entity. The provision of such guarantees may reduce the Company’s capacity to borrow funds under its separate credit facilities, which may impact its ability to finance its operations. If such guarantees are called upon for payment or performance, they may have a negative impact on the Company’s cash position and financial performance. If the Company provides a joint guarantee with an investment partner, a default by the partner in its payment or performance obligation under the guarantee could cause the Company to pay a disproportionate amount in satisfaction of the guarantee, which may have a negative impact on the Company’s cash position and financial performance.

Operational and credit risks

On a strategic and selective basis, we and our for-sale housing investment vehicles provide financing to develop properties. The residential real estate development business involves significant risks that could adversely affect performance, including: the developer may not be able to complete construction on schedule or within budget, resulting in increased debt service expense and construction costs and delays in selling the properties; the developer may not be able to obtain, or may experience delays in obtaining, all necessary zoning, land-use, building, occupancy and other governmental permits and authorizations for the properties; the developer may not be able to sell properties on favorable terms or at all; construction costs, total investment amounts and the Company's or investment vehicle’s share of remaining funding may exceed our estimates; and projects may not be completed and delivered as planned.

Our for-sale housing investments are made through the financing of local developers, including Johnson, and, consequently, we rely to a great extent on those developers to successfully manage their development projects. Furthermore, given the Company’s majority interest in Johnson, we rely on Johnson’s ability to execute on portions of our for-sale housing business strategy. Investments in partnerships, joint ventures or other entities may involve risks not present were a third party not involved, including the possibility that the development partners might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, the development partners might at any time have economic or other business interests or goals which are inconsistent with our business interests or goals. In addition, we do not have sole control of certain important decisions relating to these development properties, including decisions relating to: the sale of the development properties; refinancing; timing and amount of distributions of cash from such development properties; and capital improvements. Any of these factors could negatively impact the value of our investments and our financial condition and performance.

Capital commitment

The third-party investors in Tricon’s investment vehicles comprise a relatively small group of reputable, primarily institutional, investors. To date, each of these investors has met its commitments on called capital and we have received no indications that any investor will be unable to meet its capital commitments in the future. While our experience with our investors suggests that commitments will be honored, and notwithstanding the adverse consequences to a defaulting investor under the terms of the applicable investment vehicle, no assurances can be given that an investor will meet its entire commitment over the life of an investment vehicle. A failure by one or more investors to satisfy a drawdown request could impair an investment vehicle’s ability to fully finance its investment, which could have a material adverse effect on the performance and value of that investment, which in turn could negatively impact the Company’s financial condition and performance.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

8.    Historical financial information

The following tables show selected IFRS measures for the past eight quarters. The comparative period results have been recast in conformity with the current period presentation to show the results from the U.S multi-family rental subsidiary as discontinued operations separate from the Company's continuing operations.

For the three months ended
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	December 31, 2022	September 30, 2022	June 30, 2022	March 31, 2022

Financial statement results
Net operating income from single-family rental properties from continuing operations	$122,522	$116,305	$104,396	$93,273
Total revenue from continuing operations(1), (2)	195,713	283,239	175,522	151,199
Net income from continuing operations	55,883	178,786	398,125	146,580
Net income (loss) from discontinued operations	1,829	(2,335)	18,735	16,877
Net income	57,712	176,451	416,860	163,457
Basic earnings per share from continuing operations	0.19	0.65	1.44	0.52
Basic earnings (loss) per share from discontinued operations	0.01	(0.01)	0.07	0.07
Basic earnings per share	0.20	0.64	1.51	0.59
Diluted earnings per share from continuing operations	0.11	0.49	0.79	0.52
Diluted earnings (loss) per share from discontinued operations	0.01	(0.01)	0.06	0.07
Diluted earnings per share	0.12	0.48	0.85	0.59

For the three months ended
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021

Financial statement results
Net operating income from single-family rental properties from continuing operations	$83,355	$75,704	$70,744	$66,172
Total revenue from continuing operations(1), (2)	142,077	126,093	120,117	108,321
Net income from continuing operations	110,439	174,347	132,118	42,453
Net income (loss) from discontinued operations	16,538	27,539	14,204	(68,111)
Net income (loss)	126,977	201,886	146,322	(25,658)
Basic earnings per share from continuing operations	0.41	0.80	0.66	0.22
Basic earnings (loss) per share from discontinued operations	0.06	0.13	0.07	(0.35)
Basic earnings (loss) per share	0.47	0.93	0.73	(0.13)
Diluted earnings per share from continuing operations	0.40	0.80	0.65	0.21
Diluted earnings (loss) per share from discontinued operations	0.06	0.12	0.07	(0.35)
Diluted earnings (loss) per share	0.46	0.92	0.72	(0.14)
(1) Total revenue from continuing operations includes revenue from single-family rental properties and revenue from private funds and advisory services.
(2) The comparative periods prior to March 31, 2022 have been reclassified to conform with the current period presentation. Resident recoveries previously recorded in direct operating expenses have been reclassified to revenue from single-family rental properties with no impact to net operating income.

Over the past two years, the Company’s single-family rental business benefited from a number of trends that have been accelerated by the COVID-19 pandemic, including in-migration and strong population growth in U.S. Sun Belt markets, favorable demographic shifts driving new household formation, as well as a shift towards work-from-home employment with families prioritizing larger living spaces. Meanwhile, the supply of new housing was constrained by ongoing challenges related to securing entitlements for new lots and by a shortage of labor and materials, including

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

pandemic-related supply chain bottlenecks. This imbalance, coupled with inflationary cost pressures and higher mortgage rates, has made home ownership less attainable and increased demand for rental homes.

The following tables show selected IFRS measures for the past three years.

For the twelve months ended
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	December 31, 2022	December 31, 2021(2)	December 31, 2020(2)

Financial statement results
Total revenue	$805,673	$496,608	$403,969
Net income	814,480	449,527	116,413
Basic earnings per share	2.95	2.03	0.58
Diluted earnings per share	2.09	2.00	0.58
Dividends per share (1)	$0.23	$0.23	$0.28
(1) Prior to November 8, 2021, dividends were issued and paid in Canadian dollars. Dividends paid in Canadian dollars were translated to U.S dollars using the daily exchange rate on the date of record.
(2) Total revenue for the twelve months ended 2021 and 2020 has been reclassified to conform with the current period presentation. Resident recoveries, which were previously recorded as a reduction in direct operating expenses, have been reclassified to other revenue from single-family rental properties.

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021	December 31, 2020

Total assets	$12,450,946	$9,148,617	$7,174,834
Debt	5,728,184	3,917,433	4,137,506

The following factors have caused material changes to the Company's financial results over the past three years:

•Tricon's single-family rental portfolio grew by 70% from 21,077 homes as at December 31, 2019 to 35,908 homes as at December 31, 2022. The fair value of the single-family rental portfolio grew by 165% from $4.3 billion as at December 31, 2019 to $11.4 billion as at December 31, 2022.

•On June 11, 2019, the Company completed the acquisition of Starlight U.S. Multi-Family (No. 5) Core Fund (the “U.S. multi-family rental portfolio”), thus establishing a new U.S. multi-family platform for Tricon. The acquisition of the portfolio, which consists of 23 properties totaling 7,289 suites in 13 major markets, increased the value of Tricon's rental portfolio by $1.3 billion and contributed $111.2 million of rental revenue for the year ended December 31, 2020.

•In January 2020, the Company completed its transition to an owner and operator of diversified rental housing, resulting in the Company determining that it no longer meets the criteria for being an investment entity under IFRS 10. As a result, the Company began consolidating the financial results of controlled subsidiaries including those holding its investments in single-family rental homes and U.S. multi-family rental properties, resulting in the inclusion of these subsidiaries’ assets, liabilities and non-controlling interests in the balance sheet of the Company on a prospective basis in accordance with the relevant guidance of IFRS 10.

•On March 31, 2021, the Company sold an 80% interest in its U.S. multi-family rental portfolio to two institutional investors for net cash consideration of $431.6 million, and recognized its remaining 20% interest at fair value on the transaction date and proceeded to account for it as an equity-accounted investment. As a result, the Company recognized a loss of $84.4 million for the three months ended March 31, 2021, which includes $79.1 million related to derecognition of goodwill related to the portfolio. In accordance with IFRS 5, the Company reclassified the current- and prior-period results and cash flows of the U.S. multi-family portfolio as discontinued operations separate from the Company's continuing operations.

•On May 10, 2021, the Company announced a new joint venture ("SFR JV-HD") with two leading institutional investors to acquire newly built single-family rental homes from national and regional homebuilders. The joint venture has committed capital of up to $450 million, for a total purchasing potential of up to $1.5 billion including

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

associated leverage. On July 19, 2021, the Company announced another new joint venture ("SFR JV-2") with three institutional investors to acquire existing single-family rental homes targeting the middle-market demographic in the U.S. Sun Belt. The joint venture has committed capital of up to $1.55 billion, for a total purchasing potential of up to $5 billion including associated leverage. Since the launch of the joint ventures, the Company's single-family rental portfolio has grown by approximately 11,600 homes or $4.4 billion in value.

•On October 7, 2021, the Company’s common shares were listed for trading on the NYSE. On October 12, 2021, the Company closed a public offering and concurrent private placement of common shares resulting in a total issuance of 46,248,746 common shares for aggregate gross proceeds of $570.3 million, or net proceeds of $547.6 million.

•On October 18, 2022, the Company sold its remaining 20% equity interest in the U.S. multi-family rental portfolio to a vertically integrated residential real estate investment and property management company. The gross proceeds received of $319.3 million included 99.9 million of performance fees and, after satisfying associated liabilities, were utilized to repay outstanding debt on Tricon's corporate credit facility, and to repurchase common shares under the normal course issuer bid announced on October 13, 2022. In accordance with IFRS 5, the Company reclassified the current- and prior-period results and cash flows of the U.S. multi-family portfolio as discontinued operations separate from the Company's continuing operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

Appendix A - Reconciliations

Management considers NOI, NOI margin, Core FFO, Core FFO per share, AFFO and AFFO per share to be key measures of the Company's operating performance (see Section 6 for definitions and page 1 for discussion of non-IFRS measures).

RECONCILIATION OF NET INCOME TO FFO, CORE FFO AND AFFO

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Net income from continuing operations attributable to Tricon's shareholders	$53,339	$93,238	$(39,899)	$773,835	$439,739	$334,096

Fair value gain on rental properties	(56,414)	(261,676)	205,262	(858,987)	(990,575)	131,588
Fair value (gain) loss on Canadian development properties	—	(10,098)	10,098	440	(10,098)	10,538
Fair value (gain) loss on derivative financial instruments and other liabilities	(25,818)	72,783	(98,601)	(184,809)	220,177	(404,986)
Limited partners' share of FFO adjustments	49,834	41,720	8,114	283,338	171,498	111,840
FFO attributable to Tricon's shareholders	$20,941	$(64,033)	$84,974	$13,817	$(169,259)	$183,076

Core FFO from U.S. and Canadian multi-family rental	868	2,318	(1,450)	8,173	13,805	(5,632)
Income from equity-accounted investments in multi-family rental properties	(1,051)	(2,077)	1,026	(1,550)	(2,255)	705
Income from equity-accounted investments in Canadian residential developments	(7,690)	(10,085)	2,395	(11,198)	(8,200)	(2,998)
Performance fees revenue from the sale of U.S. multi-family rental portfolio(1)	99,866	—	99,866	—	—	—
Deferred income tax expense	5,601	53,507	(47,906)	189,179	234,483	(45,304)
Current tax impact on sale of U.S. multi-family rental portfolio (Sections 3.1 and 3.3)	—	—	—	(29,835)	(44,502)	14,667
Interest on convertible debentures	—	—	—	—	6,732	(6,732)
Interest on Due to Affiliate	4,245	4,312	(67)	17,022	17,250	(228)
Amortization of deferred financing costs, discounts and lease obligations	5,581	3,917	1,664	19,284	16,571	2,713
Performance fees payments associated with U.S. multi-family rental divestiture	(49,577)	—	(49,577)	(49,577)	—	(49,577)
Equity-based, non-cash and non-recurring compensation(2)	8,383	56,050	(47,667)	54,716	66,262	(11,546)
Other adjustments(3)	9,674	1,721	7,953	27,257	21,134	6,123
Core FFO attributable to Tricon's shareholders	$96,841	$45,630	$51,211	$237,288	$152,021	$85,267

Recurring capital expenditures(4)	(8,147)	(9,082)	935	(39,024)	(30,427)	(8,597)
AFFO attributable to Tricon's shareholders	$88,694	$36,548	$52,146	$198,264	$121,594	$76,670

Core FFO payout ratio(5)	16%	35%	(19)%	27%	33%	(6)%
AFFO payout ratio(5)	18%	43%	(25)%	32%	42%	(10)%

Weighted average shares outstanding - diluted	311,222,080	306,247,538	4,974,542	311,100,493	268,562,442	42,538,051
(1) Performance fees of $99.9 million were earned in respect of the sale of the Company's interest in its U.S. multi-family rental portfolio during the third quarter of 2022. As the cash was received during the fourth quarter, these performance fees are included in the Core FFO calculation for the three months ended December 31, 2022.
(2) Includes non-recurring transaction costs and non-cash performance fees expense. Performance fees expense is accrued based on changes in the unrealized carried interest liability of the underlying Investment Vehicles and hence is added back to Core FFO as a non-cash expense. Performance fees are paid and deducted in arriving at Core FFO only when the associated fee revenue has been realized.
(3) Includes the following adjustments:

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Transaction costs	$7,178	$3,830	$3,348	$18,537	$13,260	$5,277
Loss on debt modification and extinguishment	—	—	—	6,816	3,497	3,319
Amortization and depreciation expense	4,764	2,818	1,946	15,608	12,129	3,479
Realized and unrealized foreign exchange loss (gain)	164	407	(243)	(498)	2,934	(3,432)
Lease payments on right-of-use assets	(1,130)	(643)	(487)	(3,065)	(2,466)	(599)
Core FFO adjustments to income from investments in U.S. residential developments	441	401	40	(43)	827	(870)
Non-controlling interest's share of Core FFO adjustments	(197)	(219)	22	(813)	(1,056)	243
Other non-recurring adjustments	—	(3,459)	3,459	—	(3,459)	3,459
Limited partners' share of Core FFO adjustments	(1,546)	(1,414)	(132)	(9,285)	(4,532)	(4,753)
Total other adjustments	$9,674	$1,721	$7,953	$27,257	$21,134	$6,123
(4) Recurring capital expenditures represent ongoing costs associated with maintaining and preserving the quality of a property after it has been renovated. Capital expenditures related to renovations or value-enhancement are excluded from recurring capital expenditures.
(5) Core FFO and AFFO payout ratios are computed by dividing dividends declared for the period by Core FFO and AFFO, respectively. Prior to
November 8, 2021, dividends were declared and paid in Canadian dollars; for reporting purposes, amounts recorded in equity were translated to U.S. dollars using the daily exchange rate on the applicable dividend record date.

RECONCILIATION OF RECURRING SINGLE-FAMILY RENTAL PROPORTIONATE CAPITAL EXPENDITURES
TO CONSOLIDATED PORTFOLIO CAPITAL EXPENDITURES BY PERIOD

(in thousands of U.S. dollars)		Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021

Recurring capital expenditures, proportionate total portfolio	(A)	$8,037	$10,750	$9,788	$8,796	$8,259	$6,750	$6,950	5,303
Renovation, value-enhancing and disposition capital expenditures, proportionate total portfolio		30,295	40,868	33,941	28,475	24,915	26,189	19,359	15,983
Total capital expenditures, proportionate total portfolio		$38,332	$51,618	$43,729	$37,271	$33,174	$32,939	$26,309	$21,286
Limited partners' share of capital expenditures(1)		29,741	48,990	34,782	41,997	39,516	19,629	12,746	10,973
Total capital expenditures by period		$68,073	$100,608	$78,511	$79,268	$72,690	$52,568	$39,055	$32,259
(1) Represents the limited partners' interest of the capital expenditures in SFR JV-1, SFR JV-2 and SFR JV-HD.

RECONCILIATION OF SINGLE-FAMILY RENTAL TOTAL PORTFOLIO RECURRING CAPITAL EXPENDITURES TO RECURRING CAPITAL EXPENDITURES IN AFFO

(in thousands of U.S. dollars)		Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021

Recurring capital expenditures, single-family rental proportionate total portfolio	(A)	$8,037	$10,750	$9,788	$8,796	$8,259	$6,750	$6,950	5,303
Recurring capital expenditures from adjacent residential businesses		110	471	491	581	823	390	550	1,402
Recurring capital expenditures in AFFO		$8,147	$11,221	$10,279	$9,377	$9,082	$7,140	$7,500	$6,705

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

RECONCILIATION OF QUARTERLY CONSOLIDATED CAPITAL EXPENDITURES TO CONSOLIDATED SINGLE FAMILY RENTAL PROPERTIES

(in thousands of U.S. dollars)	December 31, 2022	December 31, 2021

Opening balance	$7,978,396	$4,990,542
Acquisitions	2,362,185	1,835,235
Total capital expenditures by period
Q1	79,268	32,259
Q2	78,511	39,055
Q3	100,608	52,568
Q4	68,073	72,690
Total capital expenditures	326,460	196,572

Fair value adjustments	858,987	990,575
Dispositions	(80,369)	(34,528)
Single-family rental properties balance per financial statements, end of year	$11,445,659	$7,978,396

RECONCILIATION OF SINGLE-FAMILY RENTAL TOTAL AND SAME HOME NOI

For the periods ended December 31	Three months		Twelve months
(in thousands of U.S. dollars)	2022	2021	2022	2021

Net operating income (NOI), proportionate same home portfolio	$54,816	$49,948	$211,183	$191,313
Net operating income (NOI), proportionate non-same home	18,928	9,406	64,360	30,342
Net operating income (NOI), proportionate total portfolio	73,744	59,354	275,543	221,655
Limited partners' share of NOI(1)	48,778	24,001	160,953	74,320
Net operating income from single-family rental properties per financial statements	$122,522	$83,355	$436,496	$295,975
(1) Represents the limited partners' interest in the NOI from SFR JV-1, SFR JV-2 and SFR JV-HD.

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

RECONCILIATION OF CANADIAN MULTI-FAMILY RENTAL NOI

For the periods ended December 31	Three months		Twelve months
(in thousands of U.S. dollars)	2022	2021	2022	2021

Net operating income (NOI), proportionate portfolio	$306	$261	$1,195	$885
Other expenses, proportionate portfolio	(130)	(268)	(520)	(714)
Fair value gain on multi-family rental property, proportionate portfolio	875	2,084	875	2,084
Income from equity-accounted investments in Canadian multi-family rental properties per financial statements	$1,051	$2,077	$1,550	$2,255

RECONCILIATION OF PROPORTIONATE GENERAL AND ADMINISTRATION EXPENSE IN CORE FFO

For the periods ended December 31	Three months			Twelve months
(in thousands of U.S. dollars)	2022	2021	Variance	2022	2021	Variance

Proportionate general and administration expense in Core FFO	$13,219	$12,379	$840	$48,008	$36,147	$11,861
Less: cash lease payments	(1,130)	(643)	(487)	(3,065)	(2,466)	(599)
Proportionate general and administration expense	12,089	11,736	353	44,943	33,681	11,262
Limited partner's share of general and administration expense	6,074	2,829	3,245	14,048	7,739	6,309
General and administration expense per financial statements	$18,163	$14,565	$3,598	$58,991	$41,420	$17,571

TOTAL ASSETS UNDER MANAGEMENT

	December 31, 2022		December 31, 2021
(in thousands of U.S. dollars)	Balance	% of total AUM	Balance	% of total AUM

Third-party AUM	$8,120,344	50.7%	$6,816,668	49.6%
Principal AUM	7,882,908	49.3%	6,919,664	50.4%
Total AUM	$16,003,252	100.0%	$13,736,332	100.0%

MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2022

7 St. Thomas Street, Suite 801 Toronto, Ontario M5S 2B7
T 416-925-7228 F 416-925-7964 www.triconresidential.com

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